UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                      No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                 X

BBVA
Creating Opportunities

January-September 2022

BBVA

BBVA reports another very strong quarter

Net Attributable Profit **€1,841 Mn**

Excellent **core revenues evolution and activity growth**

NII + Fee income	Lending activity
+28.8%	**+15.0%**
vs. 9M21 (constant €)	vs. Sep 2021[1]

[1]Variation at constant exchange rates. Excluding repos.

Leading **efficiency and solid profitability metrics**

Efficiency Ratio (YTD)	ROTE	ROE
42.9%	**15.7%**	**15.0%**

#1 EFFICIENCY RANKING PEER GROUP[1]

[1]European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 6M22. BBVA data as of 9M22.

Solid evolution of the **Cost of Risk**

Cost of Risk (YTD)

0.92%
0.93%
0.86%
9M21
2021
9M22

2021 data excludes the US business sold to PNC.

Capital position above the target range

CET1 fully-loaded

12.45%
Target range
11.5 - 12.0%
8.60%
CET[1] minimum requirement
Sep-22

[1]CET1 SREP letter requirement.

TRANSFORMATION

New Customer Acquisition[1]

(Million; % acquisition through digital channels)

CUSTOMER ENGAGEMENT
(% of new customers converted to target customers[2] in 6 months)
71%
TOTAL
MILLION
DIGITAL
3.3
3.9
5.5
5.3
6.5
8.6
7%
54%
9M17
9M18
9M19
9M20
9M21
9M22

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

[2] Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

SUSTAINABILITY

Sustainable Business (€Bn)

NEW TARGET
€300Bn
Target in 2021
€200Bn
€124Bn
Channeled until SEP 22
(€13Bn in 3Q22)
Target in 2018
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-09-22	Δ %	30-09-21	31-12-21
Balance sheet (millions of euros)
Total assets	738,680	13.8	649,261	662,885
Loans and advances to customers (gross)	373,765	14.0	327,968	330,055
Deposits from customers	389,705	14.3	340,828	349,761
Total customer funds	540,210	12.1	481,734	496,954
Total equity	49,897	(1.3)	50,567	48,760
Income statement (millions of euros)
Net interest income	13,811	29.0	10,708	14,686
Gross income	18,366	17.8	15,589	21,066
Operating income	10,494	21.8	8,613	11,536
Net attributable profit (loss)	4,842	46.2	3,311	4,653
Adjusted net attributable profit (loss) (1)	5,044	35.3	3,727	5,069
The BBVA share and share performance ratios
Number of shares issued (million) (2)	6,030	(9.6)	6,668	6,668
Share price (euros)	4.62	(19.2)	5.72	5.25
Adjusted earning (loss) per share (euros) (1)	0.80	54.1	0.52	0.71
Earning (loss) per share (euros) (1)	0.74	61.9	0.46	0.67
Book value per share (euros) (1)	7.68	13.7	6.76	6.86
Tangible book value per share (euros) (1)	7.31	14.0	6.41	6.52
Market capitalization (millions of euros)	27,862	(26.9)	38,120	35,006
Dividend yield (dividend/price; %) (1) (3)	6.7		1.0	2.6
Significant ratios (%)
Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	15.0		11.1	11.4
Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	15.7		11.7	12.0
Adjusted ROA (Profit (loss) for the period / average total assets - ATA) (1)	1.03		0.94	0.94
Adjusted RORWA (Profit (loss) for the period / average risk-weighted assets - RWA) (1)	2.18		1.99	2.01
Efficiency ratio (1)	42.9		44.7	45.2
Cost of risk (1)	0.86		0.92	0.93
NPL Ratio (1)	3.5		4.0	4.1
NPL coverage ratio (1)	83		80	75
Capital adequacy ratios (%)
CET1 fully-loaded	12.45		14.48	12.75
CET1 phased-in (4)	12.55		14.71	12.98
Total ratio phased-in (4)	16.07		19.17	17.24
Other information
Number of clients (million)	87.4	8.4	80.6	82.2
Number of shareholders	813,683	(2.8)	836,979	826,835
Number of employees	114,311	1.1	113,117	110,432
Number of branches	6,050	(4.6)	6,344	6,083
Number of ATMs	29,621	2.4	28,920	29,148

(1) For more information, see Alternative Performance Measures at the end of this report.

(2) The number of shares issued as of 30-09-22 takes into account the redemption of 357 million shares, corresponding to the second tranche of the share buyback program.

(3) Calculated by dividing the dividends paid in the last twelve months by the closing price of the period.

(4) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

4

Highlights

Invasion of Ukraine

Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has had an immediate impact on geopolitics and the global economy. There has also been an increase in the level of uncertainty and tensions, which remains high at the date of elaboration of this report. The European Union, the United States, the United Kingdom and other governments have imposed harsh sanctions against Russia and Russian interests, and additional sanctions and controls cannot be ruled out. The impact of these measures, as well as the potential response by Russia, are currently uncertain and could negatively affect the Bank’s business, financial position and results, although the Group’s direct exposure to Ukraine and Russia is limited.

The Group observes this events with particular concern and unease because of the human tragedy that they entail.

Results and business activity

The BBVA Group generated a net attributable profit excluding non-recurring impacts of €5,044m in the first nine months of 2022, representing a year-on-year variation of +35.3%. Including those non-recurring impacts, i.e. €-201m from the purchase of offices in Spain from Merlin in June 2022 and €-416m from the results of discontinued operations corresponding to BBVA USA and the companies sold to PNC on June 1, 2021, together with the net cost related to the restructuring process of the same year, the Group’s net attributable profit increased by 46.2% year-on-year.

Recurring income from banking activity (net interest income and commissions) continues to show an excellent performance, reflecting the good performance of activity and improvement in the customer spread, fostered by a more favorable interest rate environment.

Operating expenses increased at Group level (+12.8%, in an environment of high inflation in all countries in which BBVA operates. Notwithstanding the above, thanks to the remarkable growth in gross income, higher than that of expenses, the efficiency ratio stood at 42.9% as of September 30, 2022, with an improvement of 249 basis points in constant terms, compared to the ratio as of September 30, 2021, placing BBVA once again, in a leading position among its European peer group1.

The provisions for impairment on financial assets increased (+6.4% in year-on-year terms and at constant exchange rates), with higher provisions in Turkey and Mexico.

Loans and advances to customers grew by 13.4% compared to the end of December 2021, strongly favored by the evolution of corporate loans in all business areas and, to a lesser extent, by the dynamism of retail loans.

Customer funds increased by 8.7% compared to the end of December 2021, thanks to the contribution of demand deposits (+7.4%) and time deposits (+32.6%), showing an outstanding growth in the quarter.

  LOANS AND ADVANCES TO CUSTOMERS AND TOTAL

  CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2021)

1 European peer group: Barclays, BNP Paribas, Crédit Agricole, Commerzbank, Credit Suisse, Deutsche Bank, HSBC, Intesa Sanpaolo, Lloyds Banking Group, Natwest, Banco Santander, Société Générale, UBS and Unicredit, data at the end of June 2022.

5

Business areas

As for the business areas, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

•

Spain generated a net attributable profit of €1,514m between January and September of 2022, up 27.1% from the result achieved in the same period of the previous year, due to the dynamism of recurring income from banking activity (net interest income and fees) and net trading income (NTI), which together with lower operating expenses and provisions, have driven the year-on-year evolution. This result does not include the net impact of €-201m from the purchase of Merlin Properties, SOCIMI, S.A. (hereinafter Merlin) of 100% of the shares of Tree Inversiones Inmobiliarias Socimi, S.A. (hereafter Tree), owner of 662 offices leased to BBVA. Including this impact, the area’s net attributable profit amounts to €1,312m, an increase of 10.2% compared to the net attributable profit of the same period of the previous year.

•

In Mexico, BBVA achieved a net attributable profit of €2,964m between January and September 2022, representing an increase of 47.5% compared to the first nine months of 2021, mainly as a result of the dynamism of the net interest income.

•	Turkey generated a net attributable profit of €336m between January and September 2022, which includes the application of hyperinflation accounting in Turkey, with effect from January 1, 2022

•

South America generated a net attributable profit of €614m in the first nine months of 2022, which represents a year-on-year variation of +98.3%, mainly due to the improved performance of recurring income (+50.0%) and NTI.

•

Rest of Business achieved a net attributable profit of €183m accumulated at the end of the first nine months of 2022, 24.8% less than in the first nine months of the previous year, mainly due to the performance of the Group’s businesses in the United States.

The Corporate Center recorded a net attributable loss of €-566m in the first nine months of 2022. This result compares positively to €-817m recorded in the same period of the previous year, although it should be taken into account that this figure included the net costs associated with the restructuring process in Spain carried out by the Group in 2021, in addition to the results generated by the Group’s businesses in the United States until their sale to PNC on June 1, 2021.

Lastly and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €1,353m in the first nine months of 2022. These results, which do not include the application of hyperinflation accounting, represent an increase of 45.5% on a year-on-year basis, due to the growth in recurring income and NTI, which comfortably offset the higher expenses and provisions for impairment on financial assets. It should also be noted that all business lines of the CIB area recorded growth compared to the first nine months of 2021, both in revenues and net attributable profit.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. JAN.-SEP. 2022)

General note: Jan-Sep.22 excludes net impact arisen from the purchase of offices in Spain. Jan-Sep.21 excludes BBVA USA and the rest of the companies in the United States sold to PNC and the net cost of the restructuring process.	(1) Excludes the Corporate Center and net impact arisen from the purchase of offices in Spain.

Solvency

The Group’s CET1 Fully-loaded ratio stood at 12.45% as of September 30, 2022, which allows to maintain a large management buffer over the Group’s CET1 requirement (8.60%), and also above the Group’s established target management range of 11.5-12.0% of CET1.

6

Share buyback program

•

On August 19, 2022 BBVA announced the end of the execution of its share buyback program once the maximum number of shares established in the terms and conditions announced on November 19, 2021 had been reached. Thus, the Bank has successfully concluded its share buyback program, having acquired a total of 637,770,016 shares, for an amount of €3,160m.

•	On September 30, 2022, the redemption of the 356,551,306 shares acquired by the Bank in execution of the second tranche of the share buyback program was announced.

EXECUTION OF THE PROGRAM FOR THE BUYBACK OF SHARES

Tranche	Segment	Completion date	Number of shares	% of share capital*	Disbursement

First tranche		March 3	281,218,710	4.2	1,500

Second tranche	First segment	May 16	206,554,498	3.1	1,000

	Second segment	August 19	149,996,808	2.3	660

Total			637,770,016	9.6	3,160

*As of the date of tranche closure.

REDEMPTION OF SHARES

Tranche	Date	Number of redeemed shares

First tranche	June 15	281,218,710

Second tranche	September 30	356,551,306

Total		637,770,016

Dividend

•

On September 29, 2022, BBVA informed that its Board of Directors approved the payment in cash of €0.12 gross per share, as gross interim dividend against 2022 results, which was paid on October 11, 2022.

Sustainability

Channeling sustainable business

SUSTAINABLE BUSINESS BREAKDOWN (PERCENTAGE. TOTAL AMOUNT CHANNELED 2018-SEPTEMBER 2022)

*Socially responsible investing.

7

BBVA has channeled a total of €124,000m in sustainable business between 2018 and September 2022. Close to €13,000m were channeled this quarter, which represents an increase of nearly 60% compared to the same period in 2021.

Within the channeling of sustainable business, which aims to promote the fight against climate change, the contribution of loans and the funding of projects stands out, which account for 78% of the amount channeled at the end of September 2022. It should be considered that these products have had a standard amortization rate since the beginning of their channeling. Third-party bond brokerage, a business activity that is registered off-balance sheet, represents 18% of the channeled business linked to the fight against climate change. Finally, mutual funds and other off-balance sheet products such as insurance and pension funds, represent

4%.

For its part, within the channeling of sustainable business, which aims to promote inclusive growth, loans and project financing account for 59% of the total amount channeled at the end of September 2022, showing a standard amortization rate since the beginning of its channeling. Third-party bond brokerage represents 14%, while mutual funds and other off-balance sheet products such as insurance and pension funds represent 6%. Finally, the activity of the Microfinance Foundation (BBVAMF), not recorded in the BBVA Group’s balance sheet, whose objective is to support entrepreneurs with micro-credits, represent 21%.

The good performance of retail business related to energy efficiency stands out, which has doubled in the third quarter of 2022 compared to the same quarter of the previous year. The role of Spain stands out, doubling the funds directed to energy efficiency compared to the same quarter last year. The increase of 43% in retail business related to sustainable mobility has also been relevant, with financing lines for the acquisition of hybrid and electric vehicles, which has already exceeded that of the same quarter of the previous year and where Colombia has been crucial by channeling a quarter of the total amount. In corporate business, financing related to energy-efficient buildings stands out, multiplying its channeling by three compared to the same quarter of the previous year, where Mexico has been key by increasing its channeling in this line by 60%.

In inclusive growth, great progress has also been made, highlighting the financing of social housing or healthcare infrastructures, quadrupling the financing of the latter compared to the same quarter of the previous year. Financing the business segment plays a relevant role as it contributes more than half of the total channeling, with Spain standing out, which represents approximately 50% of it.

Finally, in corporate business, channeling has also increased by more than 130% compared to the same quarter of the previous year. Likewise, Project Finance activity multiplied by two compared to the same quarter of the previous year, highlighting wind farm projects, which account for almost a quarter of the channeling in Project Finance and where the United States is a key player, accounting for almost 80% of the channeling.

Relevant advances in sustainability matters

•	Sustainable business goal

BBVA has raised up its sustainable business goal to €300,000m. This figure places BBVA as one of the European banks with the greatest ambition in its goal of channeling sustainable financing and it is a tangible example of the bank’s commitment to sustainability, one of its strategic priorities. This new target, which was just made public in October, means raising the goal announced in July 2021 by 50%, when BBVA updated its sustainable financing roadmap. In addition, it triples the initial aspiration, detailed in February 2018.

•	Strategy

BBVA updates its Sustainability General Policy by adding the General Policy on Corporate Social Responsibility and updating the Group’s sustainability goals. The three new objectives are: increase the growth of the Group’s business through sustainability, achieve neutrality in greenhouse gas emissions and to promote integrity in the relationship with stakeholders. In addition, natural capital is incorporated as a focus of action to be prepared for the challenges ahead.

•	Decarbonization goals

BBVA wants to accompany the energy sector in its transition and it is committed to clean energies. The Group is making progress in its commitment to be a carbon neutral Entity in 2050, not only through its own activity, already achieved since 2020, but also through the activity of the customers that it finances. Therefore, it has announced that it will reduce the emissions of its oil and gas portfolio by 30% before 2030. BBVA will align its balance sheet in the oil and gas sector according to the scenario of net zero emissions in 2050 following the absolute emissions metric. This commitment is in addition to the Group’s 2021 targets in four other carbon-intensive sectors (see table below) and the decision to stop financing coal companies, in line with the zero net emissions banking alliance (NZBA).

8

•	Innovation

BBVA’s strategic priorities are innovation and sustainability, as evidenced by the creation of a new “water footprint” loan for wholesale customers. This loan, a pioneer in the market, focuses on the customers’ water footprint, being of special interest for both, companies that make intensive use of water in their production process, as well as those that operate in the energy, food and beverages, agriculture, textiles or packaging sectors, among others. With this new product, customers benefit from their efforts to reduce their water footprint, not only in terms of price, but also in terms of reputation and differentiation from competitors.

•	Carbon markets

BBVA has joined the Carbonplace global platform as a founding member. The platform, which will be operational by the end of 2022, aims to simplify access to carbon credits for all those customers committed to decarbonization. It is an innovative global carbon credit transaction platform that allows the safe, simple and transparent exchange of certified carbon credits, in accordance with recognized international standards. Through this technological solution, BBVA will offer its customers around the world direct access to carbon credits to offset their emissions. BBVA is the first Spanish bank to join this platform integrated into the voluntary carbon market.

•	Training

BBVA wants to “make the opportunities of this new era available to everyone”, which is why it has launched the free online course “The ABC of Sustainability” open to the public on the Coursera platform. Within the course, it is described how sustainability is applicable to daily situations in the population, the use of natural resources, its application in the global economy and its interaction with the biosphere, as well as social aspects such as a fair transition, equity, equality, diversity , human rights, education and health.

In addition, since World Environment Day, the educational program “Learning Together” is transformed into “Learning Together 2030”. This change sets the beginning of a new stage in the BBVA initiative that will strengthen and expand its global commitment to people and the planet. The program is the largest educational platform in Spanish, it already has more than seven million subscribers and its videos have more than 1,800m views.

9

Macroeconomic environment

Economic growth remained at relatively high levels during the first half of 2022. The savings previously accumulated, the normalization of activity following the restrictions and disruptions generated by the COVID-19 pandemic, as well as the dynamism of labor markets, have contributed significantly to the performance of private consumption and the service sector.

However, the global economy is showing increasing signs of slowdown, in an environment affected by strong inflationary pressures, an aggressive tightening of monetary conditions, the negative impact of the war in Ukraine and the slower growth in China.

Inflation remains high and continues to surprise on the upside. In annual terms, in September inflation reached 9.9% in the Eurozone and 8.2% in the United States. Many commodity prices and disruptions in global supply chains have moderated in recent months, to some extent due to the expected lower global demand, although they remain relatively high. The significant increase in the price of gas, caused by supply restrictions by Russia, has reinforced the pressure on prices, mainly in Europe. In addition to showing greater persistence, inflationary pressures have also spread to more types of goods and services in recent months.

Against this backdrop, central banks have launched a process of tightening monetary conditions, more aggressive than expected by most analysts. In particular, the US Federal Reserve (“the Fed”) has raised policy rates by 300 basis points since the beginning of the year 2022 up to 3.25% in September and has started selling assets to reduce the size of its balance sheet. The Fed has also announced that interest rates will continue to rise in the coming months. According to BBVA Research, interest rates are expected to reach around 4.75% by the beginning of 2023. In the Eurozone, the ECB has raised official interest rates by 125 basis points from July to September. Therefore, both in the Eurozone and in the United States, it is most likely than not that interest rates will soon converge to clearly contractionary levels, given the commitment by central banks to control inflation despite the eventual negative effects on economic activity.

In a context of high uncertainty, BBVA Research’s central scenario estimates that the global economy will slow down significantly in the near future, with possible episodes of recession in the Eurozone and the United States. The tightening of monetary conditions would be the main driver of this slowdown, in an environment where commodity prices (in particular, gas prices in Europe) and supply disruptions will continue to negatively weight on activity.

According to BBVA Research, after rising 6.2% in 2021, global GDP will grow 3.2% in 2022 and 2.4% in 2023, down 0.2 and 0.1 percentage points, respectively, from the previous estimate three months ago. In the US, growth would slow to 1.7% in 2022 and 0.5% in 2023, when strong monetary tightening is expected to cause a mild recession. In the Eurozone, GDP is expected to slightly fall in the coming quarters, mainly due to the disruptions caused by the war in Ukraine, including high gas prices. Annual growth in the region would be 3.1% in 2022 and -0.1% in 2023. China’s economy is expected to grow at 3.6% in 2022 and 5.2% in 2023. However, the continued implementation of strict measures to contain the spread of Coronavirus which could lead to further restrictions on mobility in the future, and the financial strains caused by imbalances in real estate markets could trigger lower-than-expected economic growth.

The risks around this central scenario are significant and have a downward bias on BBVA Research’s growth forecasts. In particular, sustained inflation could trigger even stronger interest rates hikes and therefore, a deeper and more widespread recession, as well as financial volatility scenario.

10

Group

Quarterly evolution of results

The result achieved by the BBVA Group in the third quarter of 2022 stood at €1,841m, or what is the same, 9.9% above the previous quarter, which included -201 million euros of non-recurring impact for the purchase of offices in Spain. Excluding this impact, the Group’s attributable profit was 1.9% below the 1,877 million euros achieved in the previous quarter. In addition to the above, the following trends stand out:

•

In recurring income, notable evolution of net interest income, supported by the higher interest rates environment and lower commissions, affected by the usual seasonality in certain geographical areas.

•	The increase in operating expenses continues in an inflationary environment.

•	Higher provisions for impairment on financial assets, mainly in Spain and Mexico.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2022			2021
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	5,261	4,602	3,949	3,978	3,753	3,504	3,451
Net fees and commissions	1,380	1,409	1,242	1,247	1,203	1,182	1,133
Net trading income	573	516	580	438	387	503	581
Other operating income and expenses	(358)	(432)	(355)	(187)	(13)	(85)	(11)
Gross income	6,857	6,094	5,416	5,477	5,330	5,104	5,155
Operating expenses	(2,818)	(2,630)	(2,424)	(2,554)	(2,378)	(2,294)	(2,304)
Personnel expenses	(1,475)	(1,346)	(1,241)	(1,399)	(1,276)	(1,187)	(1,184)
Other administrative expenses	(1,005)	(944)	(870)	(850)	(788)	(800)	(812)
Depreciation	(338)	(340)	(313)	(305)	(314)	(307)	(309)
Operating income	4,038	3,464	2,992	2,923	2,953	2,810	2,850
Impairment on financial assets not measured at fair value through profit or loss	(940)	(704)	(737)	(832)	(622)	(656)	(923)
Provisions or reversal of provisions	(129)	(64)	(48)	(40)	(50)	(23)	(151)
Other gains (losses)	19	(3)	20	7	19	(7)	(17)
Profit (loss) before tax	2,988	2,694	2,227	2,058	2,299	2,124	1,759
Income tax	(1,004)	(697)	(904)	(487)	(640)	(591)	(489)
Profit (loss) for the period	1,984	1,997	1,324	1,571	1,659	1,533	1,270
Non-controlling interests	(143)	(120)	3	(230)	(259)	(239)	(237)
Net attributable profit (loss) excluding non-recurring impacts	1,841	1,877	1,326	1,341	1,400	1,294	1,033
Discontinued operations and Other (1)	—	(201)	—	—	—	(593)	177
Net attributable profit (loss)	1,841	1,675	1,326	1,341	1,400	701	1,210
Adjusted earning per share (euros) (2)	0.29	0.30	0.21	0.19	0.20	0.18	0.14
Earning (loss) per share (euros) (2)	0.28	0.25	0.19	0.20	0.20	0.09	0.17

(1) Include: (I) the net impact arisen from the purchase of offices in Spain in 2022 for €-201m; (II) the net costs related to the restructuring process in 2021 for €-696m; and (III) the profit (loss) generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for +280 million euros.

(2) Adjusted by additional Tier 1 instrument remuneration. EPS calculated considering the average number of shares, taking into account the treasury shares and the shares acquired under the share buyback program. Adjusted EPS calculated considering the number of shares, taking into account the treasury shares. For more information, see Alternative Performance Measures at the end of this report.

11

Year-on-year performance of results

The BBVA Group generated a net attributable profit excluding non-recurring impacts of €5,044m in the first nine months of 2022, representing a year-on-year variation of +35.3%. Including those non-recurring impacts, i.e. €-201m from the purchase of offices in Spain from Merlin in June 2022 and €-416m from the results of discontinued operations corresponding to BBVA USA and the companies sold to PNC on June 1, 2021, together with the net cost related to the restructuring process of the same year, the Group’s net attributable profit increased by 46.2% year-on-year.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			Δ % at constant
	Jan.-Sep.22	Δ %	exchange rates	Jan.-Sep.21
Net interest income	13,811	29.0	32.6	10,708
Net fees and commissions	4,030	14.6	17.4	3,518
Net trading income	1,669	13.4	17.4	1,472
Other operating income and expenses	(1,145)	n.s.	n.s.	(108)
Gross income	18,366	17.8	21.2	15,589
Operating expenses	(7,872)	12.8	14.5	(6,976)
Personnel expenses	(4,062)	11.4	14.1	(3,647)
Other administrative expenses	(2,819)	17.5	17.7	(2,400)
Depreciation	(990)	6.6	7.8	(929)
Operating income	10,494	21.8	26.7	8,613
Impairment on financial assets not measured at fair value through profit or loss	(2,380)	8.1	6.4	(2,202)
Provisions or reversal of provisions	(241)	7.4	(2.2)	(224)
Other gains (losses)	37	n.s.	n.s.	(5)
Profit (loss) before tax	7,909	27.9	36.6	6,182
Income tax	(2,605)	51.5	57.3	(1,720)
Profit (loss) for the period	5,304	18.9	28.3	4,462
Non-controlling interests	(260)	(64.6)	(42.7)	(735)
Net attributable profit (loss) excluding non-recurring impacts	5,044	35.3	37.1	3,727
Discontinued operations and Other (1)	(201)	(51.6)	(47.7)	(416)
Net attributable profit (loss)	4,842	46.2	47.0	3,311
Adjusted earning per share (euros) (2)	0.80			0.52
Earning (loss) per share (euros) (2)	0.74			0.46

(1) Include: (I) the net impact arisen from the purchase of offices in Spain in 2022 for €-201m; (II) the net costs related to the restructuring process in 2021 for €-696m; and (III) the profit (loss) generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for +280 million euros.

(2) Adjusted by additional Tier 1 instrument remuneration. EPS calculated considering the average number of shares, taking into account the treasury shares and the shares acquired under the share buyback program. Adjusted EPS calculated considering the number of shares, taking into account the treasury shares. For more information, see Alternative Performance Measures at the end of this report.

The result attributed to the Group for the first nine months of 2022 includes the application to the Group’s entities in Turkey of IAS 29, “Financial Reporting in Hyperinflationary Economies“2.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.

The accumulated net interest income as of September 30, 2022 was higher than in the same period of the previous year (+32.6%), with increases in all geographical areas due to the improvement in customer spread and higher managed loan portfolio volumes. Mexico, Turkey and South America performed well.

All areas, with the exception of Rest of Business, showed a positive performance in the net fees and commissions line compared to the accumulated amount reported at the end of September 2021 (+17.4% at Group level), which is partly explained by the increase in activity and higher fees from payment systems and deposits in the first nine months of 2022.

2 IAS 29 has not been applied to operations outside Turkey, in particular to the financial statements of Garanti Bank in Romania and Garanti Bank International N.V. in the Netherlands.

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NET INTEREST INCOME / AVERAGE TOTAL ASSETS (1) (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
(1) Excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the 2021 figures.

NTI showed a year-on-year variation of +17.4% at the end of September 2022, with a positive trend in Turkey, South America, Mexico and Spain, which offset the lower outcome of Rest of Business and the lower results recorded in the Corporate Center.

The other operating income and expenses line accumulated a result of €-1,145m as of September 30, 2022, compared to €-108m in the same period last year, mainly due to the more negative adjustment for inflation in Argentina, the recording of this adjustment in the Group’s entities in Turkey in 2022 and the higher contribution to the Single Resolution Fund (“SRF”) in Spain.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

In year-on-year terms, operating expenses increased at the Group level (+14.5%), in an environment of high inflation in all countries in which BBVA operates. By areas, there was a year-on-year decrease in Spain, due to the lower headcount, and to a lesser extent, in the Corporate Center.

Notwithstanding the above, thanks to the remarkable growth in gross income (+21.2%), the efficiency ratio stood at 42.9% as of September 30, 2022, with an improvement of 249 basis points compared to the ratio recorded 12 months earlier. By geographical areas, Spain, Mexico and, to a lesser extent, South America recorded a favorable performance in terms of efficiency.

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OPERATING EXPENSES (MILLIONS OF EUROS AT	EFFICIENCY RATIO (PERCENTAGE)
CONSTANT EXCHANGE RATES)

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) closed September 2022 6.4% above the previous year, with higher credit impairments in Turkey and Mexico.

OPERATING INCOME (MILLIONS OF EUROS AT	IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF
CONSTANT EXCHANGE RATES)	EUROS AT CONSTANT EXCHANGE RATES)

The provisions or reversal of provisions line (hereinafter “provisions”) accumulated a negative balance of €241m as of September 30, 2022, mainly due to provisions for legal contingencies in Spain and was 2.2% below the accumulated figure in the same period of the last year.

For its part, the other gains (losses) line closed September 2022 with a positive balance of €37m, which compares positively to the figure reached the previous year (€-5m).

As a result of the above, the BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €5,044m in the first nine months of 2022, representing a year-on-year increase of +37.1%. Taking into account the non-recurring impacts, registered within the line “Discontinued operations and Other,” that is: (I) €-201m recorded in the second quarter of 2022 for the purchase of offices in Spain; (II) €+280m for the results generated by BBVA USA and the rest of the companies sold to PNC on June 1, 2021; and (III) €-696m of the net costs associated with the restructuring process, the cumulative net attributable profit of the Group at the end of September 2022 stood at €4,842m, 47.0% higher than that achieved in the first nine months of 2021.

The cumulative net attributable profits, in millions of euros, at the end of September 2022 for the business areas that compose the Group were as follows: €1,514m in Spain (excluding the impact from the purchase of offices), €2,964m in Mexico, €336m in Turkey, €614m in South America and €183m in Rest of Business.

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NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON-RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

General note: non-recurring impacts include the net impact arisen from the purchase of offices in Spain in 2Q22, BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the periods 1Q21 and 2Q21 and the net cost related to the restructuring process in 2Q21.

(1) At current exchange rates: +35.3%.

TANGIBLE BOOK VALUE PER SHARE (1) AND DIVIDENDS (EUROS)	ADJUSTED EARNING PER SHARE (2) AND EARNING PER SHARE (2) (EUROS)

General note: adjusted earning per share excludes: (I) the net impact arisen from the purchase of offices in Spain in 2Q22; (II) the net cost related to the restructuring process for the period 2Q21; and (III) the profit (loss) after tax from discontinued operations derived from the sale of BBVA USA and the rest of the companies in the United States to PNC on June 1, 2021 for the periods 1Q21 and 2Q21.

(1) Calculated considering the number of shares, taking into account the treasury shares and the shares acquired under the buyback program.

(2) Adjusted by additional Tier 1 instrument remuneration. EPS calculated considering the average number of shares, taking into account the treasury shares and the shares acquired under the share buyback program. Adjusted EPS calculated considering the number of shares, taking into account the treasury shares. For more information, see Alternative Performance Measures at the end of this report.

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The Group’s profitability indicators improved in year on year terms, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Excludes the net impact arisen from the purchase of offices in Spain in Jan.-Sep.22. Excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 and the net cost related to the restructuring process for the periods Ene.-Sep.21 and 2021.

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Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of September 30, 2022 are summarized below:

•

Loans and advances to customers grew by 13.4% compared to the end of December 2021, strongly favored by the evolution of corporate loans (+20.9%) in all business areas and, to a lesser extent, by the dynamism of retail loans (+8.2% at Group level), in particular, in Mexico and South America, supported by the good performance of consumer loans, credit cards (+20.3% overall at Group level) and mortgage loans (+2.7% at Group level and flat in the quarter).

•

Customer funds increased by 8.7% compared to the end of December 2021, thanks to the contribution of demand deposits (+7.4%) and time deposits (+32.6%), showing an outstanding growth in the quarter. For its part, off-balance sheet funds increased by 2.3% in the first nine months of 2022 with more notable growth in investment funds and managed portfolios.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-09-22	Δ %	31-12-21	30-09-21
Cash, cash balances at central banks and other demand deposits	88,076	29.9	67,799	63,232
Financial assets held for trading	119,966	(2.9)	123,493	106,505
Non-trading financial assets mandatorily at fair value through profit or loss	7,290	19.8	6,086	5,874
Financial assets designated at fair value through profit or loss	978	(10.4)	1,092	1,137
Financial assets at fair value through accumulated other comprehensive income	62,524	3.5	60,421	69,963
Financial assets at amortized cost	425,854	14.3	372,676	370,217
Loans and advances to central banks and credit institutions	22,797	20.3	18,957	18,237
Loans and advances to customers	361,731	13.4	318,939	316,499
Debt securities	41,326	18.8	34,781	35,481
Investments in subsidiaries, joint ventures and associates	903	0.2	900	880
Tangible assets	8,567	17.4	7,298	7,291
Intangible assets	2,211	0.6	2,197	2,271
Other assets	22,312	6.6	20,923	21,891
Total assets	738,680	11.4	662,885	649,261
Financial liabilities held for trading	104,534	14.7	91,135	80,786
Other financial liabilities designated at fair value through profit or loss	10,678	10.3	9,683	9,726
Financial liabilities at amortized cost	544,719	11.6	487,893	481,662
Deposits from central banks and credit institutions	84,196	25.3	67,185	71,507
Deposits from customers	389,705	11.4	349,761	340,828
Debt certificates	54,811	(1.7)	55,763	55,397
Other financial liabilities	16,006	5.4	15,183	13,930
Liabilities under insurance and reinsurance contracts	12,275	13.0	10,865	10,564
Other liabilities	16,578	13.9	14,549	15,957
Total liabilities	688,783	12.2	614,125	598,694
Non-controlling interests	3,654	(24.7)	4,853	5,628
Accumulated other comprehensive income	(16,649)	1.0	(16,476)	(15,684)
Shareholders’ funds	62,891	4.2	60,383	60,622
Total equity	49,897	2.3	48,760	50,567
Total liabilities and equity	738,680	11.4	662,885	649,261
Memorandum item:
Guarantees given	54,954	19.6	45,956	43,740

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LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	30-09-22	Δ %	31-12-21	30-09-21
Public sector	20,488	4.2	19,656	19,934
Individuals	158,462	8.2	146,433	147,982
Mortgages	93,753	2.7	91,324	91,811
Consumer	36,424	17.4	31,026	31,934
Credit cards	16,453	27.2	12,936	12,883
Other loans	11,832	6.2	11,146	11,354
Business	180,560	20.9	149,309	145,826
Non-performing loans	14,256	(2.7)	14,657	14,226
Loans and advances to customers (gross)	373,765	13.2	330,055	327,968
Allowances (1)	(12,035)	8.3	(11,116)	(11,469)
Loans and advances to customers	361,731	13.4	318,939	316,499

(1) Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of September 30, 2022, December 31, 2021 and September 30, 2021, the remaining amount was €202m, €266m and €284m, respectively.

The evolution of loans and advances to customers and the customer funds of the BBVA Group as of September 30, December 31, 2021 and September 30, 2022 is shown below.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-09-22	Δ %	31-12-21	30-09-21
Deposits from customers	389,705	11.4	349,761	340,828
Current accounts	314,631	7.4	293,015	276,129
Time deposits	72,992	32.6	55,059	63,163
Other deposits	2,082	23.4	1,687	1,535
Other customer funds	150,504	2.3	147,192	140,906
Mutual funds and investment companies and customer portfolios (1)	108,315	2.0	106,235	100,612
Pension funds	39,178	1.1	38,763	38,257
Other off-balance sheet funds	3,011	37.2	2,195	2,037
Total customer funds	540,210	8.7	496,954	481,734

(1) Includes the customer portfolios in Spain, Mexico, Colombia and Peru.

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Solvency

Capital base

The Group’s CET1 fully-loaded ratio stood at 12.45% as of September 30, 2022, maintaining a large management buffer over the Group’s CET1 requirement (8.60%), and also above the Group’s established target management range of 11.5-12.0% of CET1.

During the third quarter of the year, the CET1 ratio remained at the level of the previous quarter. The generation of profit, net of dividends and remuneration of equity instruments, contributed 26 basis points to the CET1 ratio. This growth, together with the offset in equity of the effects of hyperinflation on earnings and the reversal of approximately 10 basis points of the effect on capital of the share buyback program, which was completed for an amount lower than previously deducted, mitigated the effect of market volatility and the growth of risk-weighted assets (RWA).

Fully-loaded risk-weighted assets (RWA) increased approximately €10,800 million euros in the quarter, mainly as a result of the organic generation and the currency effect mainly due to the appreciation of the U.S. dollar and the Mexican peso against the euro.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.58% as of September 30, 2022, resulting in a 1 basis point decrease from the previous quarter.

The consolidated fully-loaded Tier 2 ratio at the end of September stood at 1.94%, with a decrease of 13 basis points in the quarter. The total fully-loaded capital adequacy ratio stands at 15.97%.

Following the latest SREP (Supervisory Review and Evaluation Process) decision, received in February 2022 and with entry into force as from March 1, 2022, the ECB informed the Group that the Pillar 2 requirement remains unchanged at 1.5% (of which at least 0.84% must be fulfilled with CET1). Therefore, BBVA must maintain a CET1 capital ratio of 8.60% and a total capital ratio of 12.76% at the consolidated level.

The phased-in CET1 ratio at the consolidated level stood at 12.55% as of September 30, 2022, considering the transitory effect of the IFRS 9 standard. AT1 reached 1.58% and Tier 2 reached 1.94%, resulting in a total capital adequacy ratio of 16.07%.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	30-09-22 (1) (2)	31-12-21	30-09-21	30-09-22 (1) (2)	31-12-21	30-09-21
Common Equity Tier 1 (CET 1)	42,895	39,949	44,558	42,513	39,184	43,793
Tier 1	48,300	45,686	50,329	47,918	44,922	49,564
Tier 2	6,614	7,383	7,770	6,613	7,283	7,491
Total Capital (Tier 1 + Tier 2)	54,914	53,069	58,098	54,531	52,205	57,055
Risk-weighted assets	341,685	307,795	303,002	341,455	307,335	302,542
CET1 (%)	12.55	12.98	14.71	12.45	12.75	14.48
Tier 1 (%)	14.14	14.84	16.61	14.03	14.62	16.38
Tier 2 (%)	1.94	2.40	2.56	1.94	2.37	2.48
Total capital ratio (%)	16.07	17.24	19.17	15.97	16.99	18.86

(1) As of September 30, 2022, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

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Regarding shareholder remuneration, on April 8, 2022 and as approved by the Annual General Meeting held on March 18, 2022 on the second item of the agenda, a cash gross payment of €0.23 was made against voluntary reserves for each outstanding share of BBVA as an additional shareholder remuneration for the year 2021. Thus, the total amount of cash distributions for the year 2021 was €0.31 gross per share, the largest distribution in 10 years. Similarly, on September 29, 2022, BBVA informed that its Board of Directors approved the payment in cash of €0.12 gross per share, which was paid on October 11, 2022. This dividend is already considered in the Group’s capital adequacy ratios.

The total shareholder remuneration includes, in addition to the aforementioned cash payments, the extraordinary remuneration resulting from the execution of the program scheme for the buyback of own shares announced on October 29, 2021 (the “Program Scheme”).

Specifically, regarding the Program Scheme, on November 19, 2021, BBVA notified by means of Inside Information the execution of a first tranche (the “First Tranche”), for a maximum amount of 1,500 million euros, with a maximum number of shares to be acquired in the amount of 637,770,016 treasury shares, representing approximately 9.6% of BBVA’s share capital. By means of Other Relevant Information dated March 3, 2022, BBVA communicated the completion of the execution of the First Tranche as the maximum monetary amount had been reached, having acquired 281,218,710 own shares in execution of the First Tranche, representing approximately 4.22 % of BBVA’s share capital as of that date. On June 15, 2022, BBVA notified the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the redemption of the 281,218,710 own shares acquired by the Bank in execution of the First Tranche and the consequent reduction in BBVA’s share capital by a nominal amount of 137,797,167.90 euros.

On February 3, 2022, BBVA notified by means of Inside Information that its Board of Directors had agreed, within the scope of the Program Scheme, to carry out a second buyback program for the repurchase of own shares (the “Second Tranche”) for a maximum amount of €2,000 million and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche.

In this regard, on March 16, 2022, BBVA informed by means of Inside Information that it had agreed to execute the Second Tranche: i) through the execution of a first segment for an amount of up to €1,000 million, and with a maximum number of shares to be acquired of 356,551,306 treasury shares (the “First Segment”); and (ii) once execution of the First Segment has been completed, through the execution of a second segment that would complete the Framework Program (the “Second Segment”).

By means of Other Relevant Information dated May 16, 2022, BBVA announced the completion of the execution of the First Segment upon reaching the maximum monetary amount of €1,000 million, having acquired 206,554,498 own shares in execution of the First Segment, representing, approximately, 3.1% of BBVA’s share capital as of said date.

On June 28, 2022, BBVA communicated through Inside Information the agreement to complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum number of BBVA shares to be acquired of 149,996,808. By means of Other Relevant Information dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment of the Second Tranche upon reaching the maximum number of shares of 149,996,808, representing, approximately, 2.3% of BBVA’s share capital as of said date (amounted to approximately €660 million). On September 30, 2022, BBVA notified, by means of Other Relevant Information, an additional partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the redemption of the 356,551,306 own shares acquired by the Bank in execution of the First Segment and the Second Segment and the consequent reduction of BBVA’s share capital by a nominal amount of 174,710,139.94 euros.

After the redemptions of the shares acquired in execution of the First and Second Tranche indicated, BBVA’s share capital has been set at 2,954,757,116.36 euros, represented by 6,030,116,564 shares with a nominal value of €0.49 each.

SHAREHOLDER STRUCTURE (30-09-2022)

	Shareholders		Shares issued
Number of shares	Number	%	Number		%
Up to 500	333,186	40.9	62,482,925		1.0
501 to 5,000	375,474	46.1	668,177,029		11.1
5,001 to 10,000	56,346	6.9	396,753,650		6.6
10,001 to 50,000	43,826	5.4	838,576,011		13.9
50,001 to 100,000	3,126	0.4	212,751,997		3.5
100,001 to 500,000	1,429	0.2	255,872,320		4.2
More than 500,001	296	0.04	3,595,502,632	(1)	59.6
Total	813,683	100	6,030,116,564		100

(1) The number of shares issued takes into account the redemption of 356,551,306 shares, corresponding to the second tranche of the share buyback program.

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWAs of its resolution group, at a sub-consolidated3 level (hereinafter, the “MREL in RWAs”). This MREL in RWA does not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would currently be 3.26%, and it is currently the most restrictive

3 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of June 30, 2021, the total RWAs of the resolution group amounted to €190,377m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €452,275m.

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requirement for BBVA. Given the structure of own funds and admissible liabilities of the resolution group, as of September 30, 2022, the MREL ratio in RWAs stands at 26.18%%4,5, complying with the aforementioned requirement.

With the aim of reinforcing compliance with these requirements, during 2022, BBVA has made the following debt issues: (i) senior non-preferred bond for an amount of €1,000m , with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875%; (ii) senior preferred issue in May, 2022 for €1,250m at a fixed rate of 1.750% over three and a half years; (iii) senior preferred issue in May, 2022 for an amount of €500m at a floating rate of 3-months Euribor plus a spread of 64 basis points (leaving a coupon of 3-months Euribor plus 100 basis points) at three years and a half; (iv) senior preferred issue in May, 2022 at two-year terms for €100m at a fixed 1% rate; (v) senior preferred issue in July for an initial amount of €400m at the 3-months Euribor floating rate plus 70 basis points, which was increased in amount on 3 occasions, reaching a total amount of 865 million euros; (vi) USD1 billion senior non-preferred issue in September, 2022 with a four-year maturity and a coupon of 5.862%; (vii) USD750 million senior non-preferred issue in September, 2022 with a maturity of six years and a coupon of 6.138%; (viii) senior preferred issue in September, 2022 for an amount of 1,250 million euros, maturing in five years and a coupon of 3.375%; (ix) preferred senior green issue in October, 2022 for a term of seven years and a coupon of 4.375%, whose aim is to finance the growth of commercial activity and meet the Group’s objective of making at least one green or social issue per year; and (x) senior preferred issue in October, 2022 for €100m over 12 years and a coupon of 4.25%.

Lastly, as of September 30, 2022, the Group’s fully-loaded leverage ratio stood at 6.3% (6.3% phased-in)6.

Ratings

During the first nine months of 2022, BBVA’s rating has continued to show its stability and all agencies have maintained their rating in the A category. In March, S&P changed the outlook of BBVA’s rating from negative to stable (affirming the rating at A), after taking a similar action in the Spanish sovereign rating. Following annual reviews of BBVA, Fitch and DBRS Morningstar affirmed their ratings at A- (May) and A (high) (March), respectively, both with a stable outlook. For its part, Moody’s has kept BBVA’s rating unchanged in the period at A3 (with a stable outlook). The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

4 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

5 As of September 30, 2022, the MREL ratio in Leverage Ratio stands at 10,59% and the subordination ratios in terms of RWAs and in terms of exposure of the leverage ratio, stand at 21,95% and 8,88%, respectively, being preliminary data.

6 The Group’s leverage ratio is provisional at the date of release of this report. On April, 1st 2022 ended the period of temporary exclusion of certain positions with central banks.

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Risk management

Credit risk

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic, the global economy is currently facing a number of exceptional challenges. Russia’s invasion of Ukraine has caused significant disruption, instability and volatility in the world markets, as well as increased inflation (including contributing to further increases in energy, oil and other commodity prices and further affecting supply chains), and lower economic growth.

In relation to the relief measures for customers affected by the pandemic, and in the second instance, affected by the economic effects derived from the war in Ukraine, in Spain and Peru, the possibility of carrying out extensions both in the maturity period as well as in the grace period in financing with public guarantee are still in force. In Spain, they can be requested by companies and self-employed from June 30, 2022, after the expiration of the Temporary State Aid Framework approved by the European Commission, and in Peru, the Decree was approved in May, with eligibility in this measure in place until December 31, 2022.

Regarding the direct exposure of the Group to Russia and Ukraine, this is limited for BBVA, although the Group has taken different measures aimed at reducing its impact, among others, the initial lowering of limits followed by the suspension of operations with Russia, lowering of internal ratings and the inclusion of the country and its borrowers as impaired for subjective reasons.

However, the indirect risk is greater due to the activity of customers in the affected area or sectors. The economic effects are mainly shown through higher commodity prices, but also through financial and confidence channels, as well as a further deterioration of global supply chain issues.

Calculation of expected losses due to credit risk

In addition to the individualized and collective estimates of the expected losses and the macroeconomic estimates in accordance with what is described in IFRS 9, the estimate at the end of the quarter includes the effect on the expected losses of the macroeconomic forecasts’ update, which have been affected by the war in Ukraine, the evolution of interest rates, inflation rates or the prices of commodities. This update includes an adaptation of these forecasts, which has been reviewed following the internal approval circuits established for this purpose, to reflect the effects of the new inflationary environment on the results of the collective estimates.

Additionally, the Group can supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be of temporary nature, until the reasons for them disappear or they materialize. As of September 30, 2022, there are adjustments to expected losses which amounted to € 243 million at Group level, €159 million in Spain, € 4 million in Peru and €80 million in Mexico. As of December 31, 2021 there were €311 million at the Group level for the same concept, €226 million in Spain, €18 million in Peru and €68 million in Mexico.

BBVA Group’s credit risk indicators

The evolution of the Group’s main credit risk indicators is summarized below:

•

Credit risk has increased by 3.5% (+2.3% at constant exchange rates) between July and September 2022, with an almost generalized growth, at constant exchange rates at Group level, although in Spain the seasonality of the quarter favored the stability of this metric.

•

Reduction in the balance of non-performing loans at Group level between June and September 2022 (-2.2% in current terms and -3.1% at constant rates) in the main geographical areas, mainly supported by recoveries and repayments in wholesale portfolios. Compared to the end of December 2021, the amount of non-performing loans decreased by -1.8% (-5.1% at constant exchange rates).

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

22

•

The NPL ratio stood at 3.5% as of September 30, 2022, -21 basis points below the figure recorded in March 2022 and -57 basis points below the one of December 2021, with an improvement in this indicator in all business areas.

•

Loan-loss provisions increased by 3.4% compared to the figure of the first quarter (+9.0 with respect to December 2021) with growth in the main business areas except for South America, which remained practically stable.

•

The NPL coverage ratio stood at 83%, 446 basis points above the figure of June 2022 (+821 basis points higher than at the end of 2021), supported by the good performance of the balance of non-performing loans and the increase in funds.

•

The cumulative cost of risk as of September 30, 2022 stood at 0.86%, higher than the end of the second quarter 2022 but still 7 basis points below the close of 2021. Although the recurring flows are higher than those registered in the first semester, they stand at more normalized levels.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)

	30-09-22	30-06-22	31-03-22	31-12-21	30-09-21
Credit risk	428,619	414,128	395,325	376,011	371,708
Non-performing loans	15,162	15,501	15,612	15,443	14,864
Provisions	12,570	12,159	11,851	11,536	11,895
NPL ratio (%)	3.5	3.7	3.9	4.1	4.0
NPL coverage ratio (%) (2)	83	78	76	75	80

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 82% as of September 30, 2022, 73% as of December 31, 2021 and 78% as of September 30, 2021.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	3Q22 (1)	2Q22	1Q22	4Q21	3Q21
Beginning balance	15,501	15,612	15,443	14,864	15,676
Entries	1,871	2,085	1,762	2,875	1,445
Recoveries	(1,600)	(1,697)	(1,280)	(1,235)	(1,330)
Net variation	271	388	482	1,640	115
Write-offs	(672)	(579)	(581)	(832)	(848)
Exchange rate differences and other	62	80	269	(228)	(80)
Period-end balance	15,162	15,501	15,612	15,443	14,864
Memorandum item:
Non-performing loans	14,256	14,597	14,731	14,657	14,226
Non-performing guarantees given	906	904	881	786	637

(1) Preliminary data.

23

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:

•

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout the first nine months of 2022, and stood at 166% as of September 30, 2022. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries is being considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 215%.

•

The net stable funding ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, stood at 134% as of September 30, 2022.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-09-22)

	Eurozone (1)	Mexico	Turkey	South America

LCR	198%	190%	274%	All countries >100

NSFR	125%	140%	168%	All countries >100

(1) BBVA, S.A. liquidity management perimeter: Spain + branches of the outside network.

One of the key elements in BBVA’s Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all the geographical areas. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €136.3 billion, among which, 94% correspond to maximum quality assets (LCR Tier 1).

It should be noted that the war in Ukraine has not had a significant impact on the liquidity and financing situation of the BBVA Group units during the first nine months of 2022. The most relevant aspects related to the main geographical areas are the following:

•

BBVA, S.A. has maintained a sound position with a large high-quality liquidity buffer. During the first nine months of 2022, commercial activity has been mainly neutral in terms of liquidity due to the growth in customer deposits at similar levels than the growth in lending activity. In the coming quarters, the Bank faces the maturities of the TLTRO III program from a comfortable position and with a liquidity and financing planning to maintain regulatory liquidity metrics well above the established minimums. On the other hand, collateral generation activities have continued with the issuance of mortgage and regional bonds to be retained for an amount of €2 billion, highlighting the creation of a new mortgage securitization fund held as collateral for an amount of €12.4 billion, which groups the assets previously held in seven funds, generating an additional collateral of approximately €3 billion.

•

In BBVA Mexico, commercial activity has drained liquidity for the amount of approximately 128 billion Mexican pesos between January and September 2022, supported by the growth in lending activity, that exceeded the growth of customer funds. Despite this, BBVA Mexico continues to hold a comfortable liquidity position, which has contributed to a cost-efficient funding management in an environment of rising rates.

•

In Turkey, in the first nine months of 2022, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans. The lending gap in foreign currency has increased due to reductions in deposits as a result of the mechanism settled to encourage Turkish lira deposits, partially offset by lower loans. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. The Central Bank of Turkey has continued to implement measures in order to reduce the dollarization of the economy and encourage the purchase of fixed-rate longer-term bonds.

•

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity continues to increase in the system and in BBVA due to a higher growth in deposits than in loans in local currency. In BBVA Colombia, a greater growth in lending activity is shown, compared to the growth in funds, non-compromising the liquidity situation of the bank. For its part, BBVA Peru maintains solid liquidity levels, due to the favorable evolution of deposits, in local currency.

24

The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:

•

In January 2022, BBVA, S.A. issued a €1,000m senior non-preferred bond, with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875%. In May of the same year, BBVA, S.A. carried out a preferred senior debt issue for a term of three and a half years and separated into two tranches, one with a fixed coupon of 1.75% for an amount of €1,250m and another with a variable coupon set at three-month Euribor plus 64 basis points of spread (3-month Euribor coupon plus 100 basis points) for an amount of €500m. On the other hand, two private issues have been closed, one in May for €100m at a fixed 1% and another in July for €400m at the 3-month floating rate Euribor plus 70 basis points, both with a 2-year term, and in June 2022 a securitization of loans for the financing of vehicles was completed for an amount of €1,200m. In addition, in May 2022, the Group carried out the early redemption of the preference shares contingently convertible into ordinary shares of BBVA (CoCos) issued in May 2017 by BBVA. in September, a senior non-preferred debt issue was made for an amount of USD1,750m, in two tranches, one of USD 1,000m maturing in four years and another of USD 750m maturing in six years and with an early redemption option one year earlier, in both tranches. Likewise, also in September, an issue of a preferred senior bond was closed for an amount of €1,250m, maturing in five years with a coupon of 3.375%, and in October, a preferred senior debt green bond for an amount of €1,250m was closed with a term of seven years and a coupon of 4.375%, with the following goal: to finance the growth of the commercial activity and to comply with the Group’s commitment to carry out at least one green or social emission per year. Additionally, increases in the above mentioned floating-rate private issue have been closed for €465m (reaching the total amount of €865m) and in October another for €100m at 12 years and a 4.25% coupon.

•

On June 21, BBVA Mexico issued a sustainable bond for 10 billion Mexican pesos (€500m, approximately), thus becoming the first private bank to carry out an issue of this type in Mexico, using the TIIE (Balanced Interbank Interest Rate used in Mexico) as the funding benchmark.

•

On June 7, Garanti BBVA renewed 100% of a syndicated loan indexed to environmental, social and corporate governance (ESG) criteria that consists of two separate tranches of USD 283.5m and €290.5m, both with a maturity of one year. Garanti BBVA also provided sustainable funding of USD 75m in the first nine months of 2022.

•

On June 28, BBVA Colombia closed a 5-year financing with the International Finance Corporation (IFC) for USD 200m, the aim of which is to promote the financing and construction of energy-sustainable buildings and reduce CO2 emissions, among others. On September 28, an additional loan with IFC was closed for USD 40m for a 3-year term.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, mainly stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and to ensure the stability of its income statement.

In the first nine months of the year, foreign exchange markets have been affected by strong central banks’ actions and the deterioration of the geopolitical context. This context has benefited the U.S. dollar, which has appreciated 16.2% against a euro penalized by the consequences of the war in Ukraine. The currencies of Latin America have presented, in general, a positive performance in the first nine months of 2022, especially against the euro. The Mexican peso appreciated 17.8% against the euro, the Peruvian sol by 16.4%, the Colombian peso by 2.1% and the Chilean peso by 1.6%. For its part, the Argentine peso accumulated a depreciation of 18.8%. With regard to the Turkish lira, the high inflation environment and the very lax monetary policies continue to negatively affect the currency, losing a 15.8% against the euro in the first nine months of the year.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	30-09-22	30-09-21	31-12-21	Jan.-Sep.22	Jan.-Sep.21
U.S. dollar	0.9748	18.8	16.2	1.0640	12.4
Mexican peso	19.6393	20.9	17.8	21.5551	11.7
Turkish lira (1)	18.0841	(43.1)	(15.8)	–	–
Peruvian sol	3.8703	23.6	16.4	4.0518	13.1
Argentine peso (1)	143.38	(20.3)	(18.8)	–	–
Chilean peso	941.66	(1.2)	1.6	912.37	(3.3)
Colombian peso	4,417.86	0.5	2.1	4,323.62	2.3

(1) According to IAS 21 “The effects of changes in foreign exchange rates”, the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.

BBVA maintains its policies of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio surplus. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated, after hedging, at: +19 basis points for the U.S. dollar, -4 basis points for the Mexican peso and -5 basis points for the Turkish lira. The coverage levels of the expected results for 2022 is close to 100% for Mexico, Peru and Colombia. For Turkey, the transition to hyperinflation accounting is generating significant volatility in the expected profits in 2022, although it is neutral in terms of equity generation. In this case, and given the high costs of hedging in this currency, the Group has chosen to make a holistic approach that takes into account, in addition to the expected earnings, the capital ratio volatility to currency movements and the book value of the franchise.

25

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to analyze the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income.

Regarding relevant events in financial markets, the ECB continued with the rate hike that began in July, with an additional increase in September of 75 basis points which might not be the last one if, as expected, inflation in Europe remains high. As for the impacts in financial markets, the quarter was once again highly volatile, with improvements in the fixed income markets during July, which disappeared during the months of August and September. The German bond curve has continued to flatten, derived from greater rises in the short end than in the longer end. The Spanish sovereign bond curve has behaved similarly to the German curve in the quarter, that is to say, the spread has remained relatively stable. For its part, the United States sovereign bond curve had a similar flattening trend to that of German bonds, with the Fed continuing its rate hike cycle, accumulating increases of 300 basis points in the year. With regard to the emerging markets, similar flattening moves have occurred to those of the United States, continuing with the rate hikes cycle. For its part, Turkey has set the monetary policy rate at 10.5%, making successive cuts of 100 basis points at its meetings in August and September and an additional 150 basis points at the October meeting.

By area, the main features are:

•

Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet interest rate risk profile remained stable during the year, the highest positive sensitivity to rates franchise in the Group.

On the other hand, as mentioned, at the end of September 2022 the ECB set the benchmark interest rate at 1.25%, held the marginal deposit facility rate at 0.75% and the marginal loan facility rate at 1.50%. This has been reflected in the European benchmark interest rates (Euribor), with significant increases in the year. In this regard, customer spread is starting to benefit from interest rate hikes, expected to continue in the coming quarters.

•

Mexico continues to show a balance between fixed and variable interest rates balances. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to the customer funds, the high proportion of non-interest bearing deposits should be highlighted, which are insensitive to interest rate movements. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. Net interest income sensitivity continues to be limited, registering a positive impact against 100 basis points increases in the Mexican peso, which is around 2,6%. The monetary policy rate stands at 9.25%, 375 basis points above the end-of-year level of 2021. Regarding client spread, there has been improvement so far in 2022, a trend which should continue supported by the higher interest rates environment.

•

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. The interest rate risk is thus limited, both in Turkish lira and in foreign currencies. With regard to benchmark rates, the Central Bank of the Republic of Turkey decided, at its October meeting, to cut 150 basis points, which together with the cuts made in August and September by 100 basis points, places the benchmark interest rate at 10.5%, as mentioned above. In addition, there has been a sharp upturn in inflation, which has generated positive impacts on Garanti BBVA’s net interest income and on the valuation of the bond portfolio linked to it. Customer spread has continued to improve during the first nine months of 2022.

•

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. Regarding the benchmark rates of the central banks of Peru and Colombia, they continued to rise during the first nine months of the year, with increases of 450 (including the October meeting) and 700 basis points, respectively. Customer spreads have nearly not changed during the nine months of the year in both geographical areas, with slight increases in Peru and slight falls in Colombia, impacted by an environment of higher interest rates.

INTEREST RATES (PERCENTAGE)

	30-09-22	30-06-22	31-03-22	31-12-21	30-09-21	30-06-21	31-03-21
Official ECB rate	1.25	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	1.01	(0.24)	(0.50)	(0.58)	(0.55)	(0.54)	(0.54)
Euribor 1 year (1)	2.23	0.85	(0.24)	(0.50)	(0.49)	(0.48)	(0.49)
USA Federal rates	3.25	1.75	0.50	0.25	0.25	0.25	0.25
TIIE (Mexico)	9.25	7.75	6.50	5.50	4.75	4.25	4.00
CBRT (Turkey)	12.00	14.00	14.00	14.00	18.00	19.00	19.00

(1) Calculated as the month average.

26

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of September 30, 2022, is identical with the one presented at the end of 2021.

The composition of BBVA Group’s business areas is summarized below:

•

Spain mainly includes the banking and insurance businesses that the Group carries out in this country, including the proportional share of the results of the company created from the bancassurance agreement reached with Allianz at the end of 2020.

•	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

•	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•	South America mainly includes banking and insurance activity conducted in the region.

•	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain) and in the United States, as well as the banking business developed through BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Additionally, the results obtained by BBVA USA and the rest of the companies included in the sale agreement to PNC until the closing of the transaction on June 1, 2021, are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”. Finally, the costs related to the BBVA, S.A. restructuring process carried out in Spain during the first half of the year 2021, are included in this aggregate and are recorded in the line “Net cost related to the restructuring process”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. With regard to the information of the business areas, in the first quarter of 2022 the Group changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas, therefore, to ensure that year-on-year comparisons are homogeneous, the figures corresponding to the financial year 2021 have been restated, which did not affect the consolidated financial information of the Group. Also in the first quarter of 2022, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this relocation from the Spain area to the Rest of Business area.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. JAN.-SEP. 2022)

(1) Excludes the Corporate Center and the net impact arisen from the purchase of offices in Spain.

27

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center
Jan.-Sep.22
Net interest income	13,811	2,695	5,921	1,976	3,074	244	13,908	(97)
Gross income	18,366	4,646	7,754	2,357	3,167	585	18,510	(144)
Operating income	10,494	2,489	5,284	1,567	1,674	217	11,232	(737)
Profit (loss) before tax	7,909	2,120	3,962	1,211	1,129	229	8,651	(741)
Net attributable profit (loss) excluding non-recurring impacts (1)	5,044	1,514	2,964	336	614	183	5,610	(566)
Net attributable profit (loss)	4,842	1,312	2,964	336	614	183	5,408	(566)
Jan.-Sep.21 (2)
Net interest income	10,708	2,634	4,280	1,651	2,061	211	10,836	(128)
Gross income	15,589	4,514	5,558	2,414	2,294	605	15,384	206
Operating income	8,613	2,259	3,592	1,679	1,204	278	9,012	(398)
Profit (loss) before tax	6,182	1,616	2,534	1,503	649	294	6,595	(413)
Net attributable profit (loss) excluding non-recurring impacts (1)	3,727	1,191	1,799	583	327	229	4,129	(401)
Net attributable profit (loss)	3,311	1,191	1,799	583	327	229	4,129	(817)

(1) Non-recurring impacts include: (I) the net impact arisen from the purchase of offices in Spain in 2022; (II) the net costs related to the restructuring process; and (III) the profit (loss) after tax from discontinued operations derived from the sale of BBVA USA and the rest of the companies in the United States to PNC on June 1, 2021.

(2) Restated balances.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions
30-09-22
Loans and advances to customers	361,731	176,152	73,530	36,898	41,017	35,319	362,917	161	(1,347)
Deposits from customers	389,705	212,863	76,623	47,198	44,547	8,751	389,981	185	(461)
Off-balance sheet funds	150,504	85,181	40,251	5,571	18,976	524	150,502	3	—
Total assets/liabilities and equity	738,680	437,454	152,096	68,404	69,097	47,532	774,583	21,508	(57,411)
RWAs	341,685	108,733	80,491	53,435	51,484	35,559	329,702	11,983	—
31-12-21
Loans and advances to customers	318,939	171,081	55,809	31,414	34,608	26,965	319,877	1,006	(1,945)
Deposits from customers	349,761	206,663	64,003	38,341	36,340	6,266	351,613	175	(2,027)
Off-balance sheet funds	147,192	94,095	32,380	3,895	16,223	597	147,190	2	—
Total assets/liabilities and equity	662,885	413,430	118,106	56,245	56,124	40,328	684,233	30,835	(52,182)
RWAs	307,795	113,797	64,573	49,718	43,334	29,280	300,703	7,092	—

28

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

29

Spain

Highlights

●	Growth in lending activity in the year

●	Significant improvement in efficiency

●	Favorable evolution of net interest income and improvement in the customer spread

●	Solid risk indicators with a decrease in the balance of non-performing loans and the NPL ratio

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (1) (MILLIONS OF EUROS)

(1) Excludes the net impact arisen from the purchase of offices in Spain in 2Q22.

30

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22	Δ %	Jan.-Sep.21 (1)
Net interest income	2,695	2.3	2,634
Net fees and commissions	1,635	2.4	1,596
Net trading income	329	24.0	265
Other operating income and expenses	(13)	n.s.	19
Of which: Insurance activities (2)	289	7.8	268
Gross income	4,646	2.9	4,514
Operating expenses	(2,157)	(4.3)	(2,254)
Personnel expenses	(1,169)	(8.6)	(1,279)
Other administrative expenses	(681)	5.0	(648)
Depreciation	(307)	(5.9)	(326)
Operating income	2,489	10.2	2,259
Impairment on financial assets not measured at fair value through profit or loss	(332)	(17.3)	(402)
Provisions or reversal of provisions and other results	(37)	(84.7)	(242)
Profit (loss) before tax	2,120	31.2	1,616
Income tax	(604)	42.6	(423)
Profit (loss) for the period	1,516	27.2	1,192
Non-controlling interests	(3)	35.6	(2)
Net attributable profit (loss) excluding non-recurring impacts	1,514	27.1	1,191
Net impact arisen from the purchase of offices in Spain	(201)	n.s.	—
Net attributable profit (loss)	1,312	10.2	1,191
(1) Restated balances. For more information, please refer to the “Business Areas” section. (2) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-09-22	Δ %	31-12-21
Cash, cash balances at central banks and other demand deposits	48,898	85.3	26,386
Financial assets designated at fair value	135,011	(7.2)	145,546
Of which: Loans and advances	36,529	(27.9)	50,633
Financial assets at amortized cost	206,925	3.6	199,646
Of which: Loans and advances to customers	176,152	3.0	171,081
Inter-area positions	37,726	11.1	33,972
Tangible assets	2,941	16.1	2,534
Other assets	5,953	11.3	5,346
Total assets/liabilities and equity	437,454	5.8	413,430
Financial liabilities held for trading and designated at fair value through profit or loss	87,972	8.1	81,376
Deposits from central banks and credit institutions	67,373	23.0	54,759
Deposits from customers	212,863	3.0	206,663
Debt certificates	38,976	2.0	38,224
Inter-area positions	—	—	—
Other liabilities	16,302	(11.4)	18,406
Regulatory capital allocated	13,967	(0.3)	14,002

Relevant business indicators	30-09-22	Δ %	31-12-21
Performing loans and advances to customers under management (1)	173,460	3.1	168,235
Non-performing loans	8,146	(3.6)	8,450
Customer deposits under management (1)	212,299	3.1	205,908
Off-balance sheet funds (2)	85,181	(9.5)	94,095
Risk-weighted assets	108,733	(4.5)	113,797
Efficiency ratio (%)	46.4		51.7
NPL ratio (%)	3.9		4.2
NPL coverage ratio (%)	64		62
Cost of risk (%)	0.24		0.30

(1) Excluding repos.

(2) Includes mutual funds, customer portfolios and pension funds.

31

Macro and industry trends

Economic activity has been quite dynamic in the first half of the year 2022, despite the war in Ukraine. However, this has put upward pressure on energy and food prices, contributing to a rise in inflation to 9.0% in September. According to BBVA Research, GDP is expected to grow by 4.4% this year, three-tenths of a percentage point higher than the previous forecast, an adjustment mainly driven by the surprising GDP growth in the second quarter of the year. The interest rate hikes by the ECB, disruptions in the gas market and the global and European slowdown are expected to moderate the economy, and GDP growth in 2023 would stand around 1.0, about 0.8 percentage points less than previous expectations by BBVA Research. Inflation will remain higher than previously forecast and above the ECB target of 2%, especially in 2022, but also in 2023 (averaging around 9.3% in 2022 and 4.8% in 2023).

With regard to the banking system, credit to the private sector increased slightly by 1.0% year-on-year as of July 2022, following an overall decrease of 0.1% in 2021. The non-performing loan (“NPL”) ratio continued to fall and stood at 3.85% in July 2022, 54 basis points lower than July 2021 and 44 basis points better than end-2021. The system also maintains comfortable solvency and liquidity levels.

Activity

The most relevant aspects related to the area’s activity during the first nine months of 2022 were:

•

Lending activity (performing loans under management) was higher than at the end of 2021 (+3.1%), due largely to the growth in business segments, especially corporate loans (+12.7%) and SMEs (+9.5%), as well as higher consumer balances (+5.5%, including credit cards).

•

Total customer funds remained stable, with a variation of -0.8% compared to 2021 year-end. In the first nine months of the year 2022, off-balance sheet funds recorded a decrease of 9.5%, mainly due to the negative effect of market evolution, despite the positive net contributions. For its part, the balance of customer deposits under management increased by 3.1% between January and September with an increase in demand deposits by 3.3% and 1.6% in time deposits.

The most relevant of the evolution of the area’s activity in the third quarter of 2022 has been:

•

Lending activity remained flat compared to the previous quarter (+0.1%), mainly due to the seasonal reduction in loans to the public sector (-12.7%) and impacted by lower mortgage balances (-1.5%). This was partially offset by growth in corporate loans (+8.2%), loans to SMEs (+1.7%) and consumer loans (+1.4% including credit cards).

•

With regard to asset quality, the NPL ratio decreased 13 basis points in the quarter to 3.9% with a decrease in non-performing loans (-2.8%), lower NPL entries together with proactive management of recoveries and write-offs. In terms of coverage, the ratio increased in the quarter to 64%.

•

Total customer funds also remained flat between July and September. By product, growth in time deposits (+13.0%), reduction in off-balance sheet funds (-1.9%, affected by the unfavorable market evolution) and flat evolution in demand deposits (-0.2%).

Results

Spain generated a net attributable profit of €1,514m between January and September of 2022, up 27.1% from the result achieved in the same period of the previous year, due to the dynamism of recurring income from banking activity (net interest income and fees) and net trading income (NTI), which together with lower operating expenses and provisions, have driven the year-on-year evolution. This result does not include the net impact of €-201m from the purchase of offices from Merlin, recorded in the second quarter of the year. If this impact is taken into account, the cumulative net attributable profit of the area at the end of September 2022 stands at €1,312m, 10.2% above the net attributable profit for the same period of the previous year.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of September 2022 were:

•	Net interest income registered a year-on-year increase of 2.3%, mainly as a result of higher volumes and rates in the managed loan portfolio.

•	Net fees and commissions had a positive performance (+2.4% year-on-year), mainly supported by a greater contribution from fees and commissions associated with banking services.

•	NTI at the end of September 2022 was 24.0% above the one achieved in the same period of the previous year, mainly due to the greater contribution of the Global Markets unit.

•

The other operating income and expenses line compares negatively to the first nine months of the previous year, mainly due to the higher contribution to the SRF, which was partially offset by the good performance of the insurance business (+7.8%).

•	Year-on-year decrease in operating expenses (-4.3%), mainly due to lower personnel expenses as a result of the staff reduction.

•	As a result of gross income growth and the declined expenses, the efficiency ratio stood at 46.4%, representing a significant improvement compared to the 49.9% recorded at the end of September 2021.

•

Impairment on financial assets was 17.3% below the one recorded in the first nine months of 2021, due to the good performance of the underlying asset between January and September of 2022. As a result thereof, the accumulated cost of risk at the end of September 2022 stood at 0.24%, still contained, although slightly above the 0.20% at the end of June as a result of the usual review of the parameters used in estimation models.

•

The provisions and other results line closed the first nine months of the year at €-37m, which compares very positively with last year, due to, among other factors, the higher results from real estate asset sales and lower provisions for off-balance sheet risks, compared to the same period in 2021.

In the third quarter of 2022, Spain generated a net attributable profit of €504m a 142.4% compared to the previous quarter, which included the net impact of the purchase of offices from Merlin and the contribution to the SRF.

32

Mexico

Highlights

●	Balanced investment growth in the first nine months

●	Good performance of recurring income and NTI

●	Significant improvement in the efficiency ratio

●	Excellent net attributable profit in the quarter

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +47.1%.	(1) At current exchange rate: +64.7%.

33

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22	Δ %	Δ % (1)	Jan.-Sep.21 (2)
Net interest income	5,921	38.3	23.9	4,280
Net fees and commissions	1,174	30.7	17.0	898
Net trading income	324	27.9	14.5	253
Other operating income and expenses	336	165.2	137.4	127
Gross income	7,754	39.5	24.9	5,558
Operating expenses	(2,470)	25.7	12.5	(1,966)
Personnel expenses	(1,117)	30.9	17.2	(853)
Other administrative expenses	(1,062)	22.0	9.2	(871)
Depreciation	(291)	20.3	7.7	(242)
Operating income	5,284	47.1	31.7	3,592
Impairment on financial assets not measured at fair value through profit or loss	(1,277)	18.7	6.3	(1,075)
Provisions or reversal of provisions and other results	(45)	n.s.	n.s.	18
Profit (loss) before tax	3,962	56.4	40.0	2,534
Income tax	(998)	35.8	21.6	(735)
Profit (loss) for the period	2,964	64.7	47.5	1,799
Non-controlling interests	(1)	62.6	45.6	(0)
Net attributable profit (loss)	2,964	64.7	47.5	1,799
(1) At constant exchange rate.
(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	16,580	27.7	8.4	12,985
Financial assets designated at fair value	44,091	25.5	6.5	35,126
Of which: Loans and advances	1,265	51.4	28.5	835
Financial assets at amortized cost	85,836	31.4	11.5	65,311
Of which: Loans and advances to customers	73,530	31.8	11.8	55,809
Tangible assets	1,993	15.2	(2.3)	1,731
Other assets	3,596	21.8	3.3	2,953
Total assets/liabilities and equity	152,096	28.8	9.3	118,106
Financial liabilities held for trading and designated at fair value through profit or loss	30,801	55.2	31.7	19,843
Deposits from central banks and credit institutions	7,319	124.0	90.1	3,268
Deposits from customers	76,623	19.7	1.6	64,003
Debt certificates	8,511	6.6	(9.5)	7,984
Other liabilities	19,206	21.7	3.3	15,779
Regulatory capital allocated	9,637	33.3	13.1	7,229

Relevant business indicators	30-09-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	74,199	32.7	12.6	55,926
Non-performing loans	2,017	5.0	(10.9)	1,921
Customer deposits under management (2)	75,530	19.2	1.2	63,349
Off-balance sheet funds (3)	40,251	24.3	5.5	32,380
Risk-weighted assets	80,491	24.7	5.8	64,573
Efficiency ratio (%)	31.9			35.3
NPL ratio (%)	2.5			3.2
NPL coverage ratio (%)	133			106
Cost of risk (%)	2.57			2.67

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

34

Macro and industry trends

Economic growth has picked up during the first half of 2022, mainly due to the good performance of domestic demand. GDP growth will be around 2.0% in the year, according to BBVA Research (unchanged from the previous forecast). It is also expected that growth will moderate significantly going forward and GDP will expand by 0.6% in 2023 (1 percentage point less than the previous forecast). The slowdown in the United States economy and the high inflation (around 8.0% in 2022 and 5.9% in 2023, on average) will foreseeably contribute to the slowdown in economic growth. This may require Banxico to raise interest rates to around 10.75% in the coming months.

With regards to the banking system, based on July 2022 data, lending volumes grew by 10.9% in the past year, at similar growth rates in the main portfolios: housing credit (+11.1%), consumer credit (+13.2%), and corporate credit (+11.7%) while deposits (demand and time deposits) increased by 9.6% year-on-year. The NPL ratio in the system decreased to 2.34% in July 2022 and capital indicators are within comfortable levels.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first nine months of 2022 were:

•

Lending activity (performing loans under management) grew 12.6% between January and September 2022, with growth in the wholesale portfolio slightly above that of the retail portfolio. The wholesale portfolio, which includes larger companies and the public sector, recorded a growth of 12.2%, due to commercial efforts to attract and retain new customers. For its part, the retail segment accelerated its rate of growth to 11.4%. Within this segment, consumer loans (+13.3%), mortgage loans (+8.9%), and SMEs (+16.7%) stood out. The aforementioned has supported a stable composition in lending activity, where approximately half of the investment is located in each of the portfolios.

•

Customer deposits under management increased in the first nine months of 2022 (+1.2%). This performance is explained by both the growth in time deposits (+6.7%) and demand deposits (+0.1%). For its part, off-balance sheet funds grew at a rate of 5.5% between January and September 2022.

The most relevant of the evolution of the area’s activity in the third quarter of 2022 has been:

•

Lending activity increased by 3.1% in the quarter, with growth in the retail segment (+3.9%) showing greater dynamism in demand (mainly in consumer loans, mortgage loans and credit cards) above the wholesale segment (+2.1%) where corporate banking and loans to developers stood out.

•

With regard to the asset quality indicators, the NPL ratio stood at 2.5% at the end of September, which represents an improvement of 28 basis points in the quarter, as a result of a generalized increase in activity, with a decrease in non-performing loans due to the good performance of wholesale recoveries and repayments. For its part, the NPL coverage ratio recorded a significant improvement in the quarter and stood at 133% at the end of September.

•	Total funds under management remained stable in the quarter (-0.4%) with growth in mutual funds and reduction in customer deposits explained by the withdrawal of balances from a wholesale customer.

Results

In Mexico, BBVA achieved a net attributable profit of €2,964m between January and September 2022, representing an increase of 47.5% compared to the first nine months of 2021, mainly as a result of the dynamism of the net interest income. In the lower part of the statement, a contained loan-loss provisions and an increase in operating expenses were recorded, which were offset by the good performance of recurring income.

The most relevant aspects of the year-on-year changes in the income statement at the end of September 2022 are summarized below:

•

Net interest income increased by 23.9%, mainly as a result of the higher volume of customer portfolio loans and the improvement in the customer spread, supported by the successive rate hikes accumulated by the central bank (375 basis points so far this year).

•	Net fees and commissions increased by 17.0% thanks to the higher level of transactions, especially on credit cards, as well as those arising from mutual funds management.

•	NTI increased by 14.5% year-on-year, mainly due to the excellent results of the Global Markets unit.

•	The other operating income and expenses line recorded a year-on-year growth of 137.4%, due to higher results of the insurance business.

•

Operating expenses increased (+12.5%), mainly due to higher personnel expenses, impacted by the employee internalization process carried out in the second half of 2021. General expenses also increased, in an environment of rising prices where certain expenses are indexed to inflation, as well as by higher marketing and technology expenses. Notwithstanding the above, there was significant improvement of 351 basis points in the efficiency ratio, which stood at 31.9% compared to 35.4% recorded twelve months earlier.

•

Increase in the impairment on financial assets line (+6.3%), due to higher loan loss-provisions in the retail portfolio. As a result of the above, the cumulative cost of risk at the end of September 2022 stood at 2.57%, in line with the previous quarter.

•	Provisions and other results showed an unfavorable comparison, mainly due to provisions for commitments with personnel.

In the quarter, excluding the exchange rate effects, BBVA Mexico generated a net attributable profit of €1,092m, a growth of 4.7% compared to the previous quarter. This result was driven by the good performance of recurring revenue items (+9.4%), especially, net interest income, which benefited from the improved customer spread.

35

Turkey

Highlights

●	Growth in activity, again driven by loans and deposits in Turkish lira

●	Lower hyperinflation adjustment in the quarter

●	Strength of risk indicators

●	Year-on-year growth in net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -6.7%.	(1) At current exchange rate: -42.3%.

36

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22	Δ %	Δ % (1)	Jan.-Sep.21 (2)
Net interest income	1,976	19.7	122.9	1,651
Net fees and commissions	452	2.1	90.1	443
Net trading income	591	147.6	n.s.	239
Other operating income and expenses	(662)	n.s.	n.s.	81
Gross income	2,357	(2.3)	81.9	2,414
Operating expenses	(790)	7.5	100.3	(735)
Personnel expenses	(454)	7.7	100.6	(421)
Other administrative expenses	(240)	9.7	104.3	(219)
Depreciation	(96)	1.6	89.2	(95)
Operating income	1,567	(6.7)	73.8	1,679
Impairment on financial assets not measured at fair value through profit or loss	(285)	21.2	125.8	(235)
Provisions or reversal of provisions and other results	(71)	n.s.	n.s.	59
Profit (loss) before tax	1,211	(19.4)	50.1	1,503
Income tax	(891)	176.3	n.s.	(323)
Profit (loss) for the period	320	(72.9)	(49.6)	1,180
Non-controlling interests	17	n.s.	n.s.	(598)
Net attributable profit (loss)	336	(42.3)	7.4	583

(1) At constant exchange rate. (2) Restated balances due to reallocation of some technology expenses. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	8,110	4.5	24.0	7,764
Financial assets designated at fair value	5,558	5.1	24.7	5,289
Of which: Loans and advances	—	—	—	295
Financial assets at amortized cost	52,000	25.2	48.6	41,544
Of which: Loans and advances to customers	36,898	17.5	39.4	31,414
Tangible assets	960	54.1	82.9	623
Other assets	1,776	73.4	105.8	1,025
Total assets/liabilities and equity	68,404	21.6	44.4	56,245
Financial liabilities held for trading and designated at fair value through profit or loss	2,418	6.4	26.4	2,272
Deposits from central banks and credit institutions	3,999	(2.1)	16.2	4,087
Deposits from customers	47,198	23.1	46.1	38,341
Debt certificates	3,379	(6.6)	10.9	3,618
Other liabilities	4,850	123.9	165.8	2,166
Regulatory capital allocated	6,561	13.9	35.2	5,761

Relevant business indicators	30-09-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	36,515	19.3	41.6	30,610
Non-performing loans	2,822	(5.8)	11.8	2,995
Customer deposits under management (2)	47,195	23.1	46.2	38,335
Off-balance sheet funds (3)	5,571	43.0	69.8	3,895
Risk-weighted assets	53,435	7.5	27.6	49,718
Efficiency ratio (%)	33.5			29.5
NPL ratio (%)	5.6			7.1
NPL coverage ratio (%)	86			75
Cost of risk (%)	0.89			1.33

(1) At constant exchange rate. (2) Excluding repos. (3) Includes mutual funds and pension funds.

37

Macro and industry trends

Despite the complex local and global macroeconomic environment, economic activity has been stronger than expected in the first half of the year. According to BBVA Research’s estimates, the resilience in activity could lead to growth of 6.0% in 2022. This figure is significantly higher than the 5.0% forecast 3 months ago. Moreover, the relative strength of demand, high commodity prices and the sharp depreciation of the Turkish lira in a context of negative interest rates in real terms (further after the recently announced interest rate cuts by the central bank) have contributed to an inflationary spike, with annual inflation reaching 83.5% in September 2022. According to BBVA Research’s estimates, growth could slow down to 3.5% in 2023, therefore reducing inflationary pressure and improving the external balances. However, the economic environment remains highly unstable due to the combination of high inflation, very low real interest rates, pressure on the Turkish lira, high external funding needs and the current global context.

Total credit volumes in the banking system increased by 70.4% year-on-year in local currency terms as of August 2022 (+63.9% growth in the Turkish lira portfolio and +82.3% growth in the foreign currency credit portfolio). Meanwhile, deposits grew by 97.8%, adjusted, these growth rates, for both inflation and the depreciation of the Turkish lira. The system’s NPL ratio stood at 2.38% in August 2022 (3.67% in July 2021 and 3.16% at the end of 2021).

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. For the conversion of these figures, the exchange rate as of September 30, 2022 is used. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first nine months of 2022 were:

●

Lending activity (performing loans under management) increased by 41.6% between January and September 2022, driven by the growth in Turkish lira loans (+55.6%). This growth was mainly supported by commercial loans and, to a lesser extent, credit cards and consumer loans. Regarding foreign currency loans (in U.S. dollars) deleveraging continues (-16.9%).

●

Customer deposits under management (69% of the area’s total liabilities as of September 30, 2022) remained the main source of funding for the balance sheet and increased by 46.2%. Especially noteworthy is the positive performance of Turkish lira time deposits (+87.8%), which represent a 72.4% of total customer deposits in local currency, as well as demand deposits (+77.8%). Balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 10.8%. For its part, off-balance sheet funds grew by 69.8%.

The most relevant of the evolution of the area’s activity in the second quarter of 2022 has been:

●	Lending activity was above the previous quarter (+8.4%), with a positive evolution of the Turkish lira loans, highlighting corporates (+14.6%), credit cards (+27.4%) and consumer loans (+9.7%).

●

In terms of asset quality, the NPL ratio decreased by 32 basis points compared to the rate reached at the end of June 2022 to 5.6%, due to the increase in loans in Turkish lira, together with a slight decline in NPL balance, where recoveries have offset new inflows. The NPL coverage ratio improved to 86% as of September 30, 2022.

●

Total funds under management showed a positive quarterly evolution (+15.7%), highlighting the growth of time deposits (+24.1%) and the dynamism of demand deposits (+22.2%), in local currency, as well as the growth of off-balance sheet funds (+18.1%).

Results

Turkey generated a net attributable profit of €336m between January and September 2022. This result includes the application of hyperinflation accounting in Turkey, with effect from January 1, 2022 which includes, among others, the loss of the net monetary position for a gross amount of €2,070m, partially offset by the gross impact of income from inflation-linked bonds (CPI linkers) of €1,351m, both recorded in the “Other operating income and expenses” line, as well as the impact of applying the period-end exchange rate as of September 30, 2022. These results are not comparable with those from the first nine months of 2021, as accounting for hyperinflation has been applied since January 1, 2022.

The most significant aspects of quarterly evolution in the area’s income statement were:

●	Net interest income recorded significant growth (+27.7%), due to higher Turkish lira loan volumes and the improvement in customer spread.

●	Net fees and commissions increased by 3.0%, mainly driven by the positive performance in payment systems, money transfers and brokerage activity.

●	Income from NTI was below the previous quarter (-5.1%), mainly due to lower gains from derivatives transactions, as well as to a lower currency position.

●

Other operating income and expenses line includes, among others, the aforementioned loss in the value of the net monetary position due to the country’s inflation rate, which was lower than that of the previous quarter. It should be noted that said loss is partially offset by the income derived from inflation-linked bonds (CPI linkers), which were lower between July and September, in relation to those obtained in the first quarter of 2022. Despite the above, there has been a greater contribution to the Deposit Guarantee Fund and higher income from the subsidiaries of Garanti BBVA.

●	Operating expenses increased (+16.4%), mainly due to higher personnel expenses.

●

Regarding the impairment on financial assets, they increased by 52.3% mainly due to the increase in coverage for individual clients that are sensitive to the depreciation of the Turkish lira, and greater impairment needs in the debt securities portfolio. The accumulated cost of risk at the end of September 2022 recorded a slight increase to 0.89% from the 0.88% accumulated at the end of the previous quarter, supported by the growth in lending activity.

●	The provisions and other results line closed September with a higher loss than the previous quarter, mainly due to the results from real estate sales carried out in the previous quarter.

38

South America

Highlights

●	Growth in lending activity and customer funds

●	Improvement of the NPL ratio and coverage stability

●	Favorable behavior of net interest income and NTI in the quarter

●	Stability of the efficiency ratio in the quarter despite the growth of expenses in an inflationary environment

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +39.0%.	(1) At current exchange rates: +87.4%.

39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22	Δ %	Δ % (1)	Jan.-Sep.21 (2)
Net interest income	3,074	49.2	51.8	2,061
Net fees and commissions	609	42.9	41.7	426
Net trading income	355	41.6	39.5	250
Other operating income and expenses	(870)	96.3	102.9	(443)
Gross income	3,167	38.1	38.9	2,294
Operating expenses	(1,494)	37.0	38.3	(1,090)
Personnel expenses	(714)	37.7	39.2	(519)
Other administrative expenses	(650)	39.7	42.2	(465)
Depreciation	(130)	21.9	17.4	(107)
Operating income	1,674	39.0	39.5	1,204
Impairment on financial assets not measured at fair value through profit or loss	(482)	(5.2)	(8.7)	(508)
Provisions or reversal of provisions and other results	(63)	33.8	27.0	(47)
Profit (loss) before tax	1,129	74.0	81.4	649
Income tax	(234)	15.7	18.3	(202)
Profit (loss) for the period	895	100.3	110.7	447
Non-controlling interests	(281)	135.9	144.0	(119)
Net attributable profit (loss)	614	87.4	98.3	327
(1) At constant exchange rates.
(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	9,752	14.1	8.6	8,549
Financial assets designated at fair value	11,690	62.9	55.1	7,175
Of which: Loans and advances	143	(8.9)	(10.7)	157
Financial assets at amortized cost	44,431	17.7	10.5	37,747
Of which: Loans and advances to customers	41,017	18.5	10.1	34,608
Tangible assets	1,178	31.7	27.5	895
Other assets	2,046	16.4	13.8	1,758
Total assets/liabilities and equity	69,097	23.1	16.2	56,124
Financial liabilities held for trading and designated at fair value through profit or loss	3,561	89.0	80.5	1,884
Deposits from central banks and credit institutions	6,113	11.1	(1.4)	5,501
Deposits from customers	44,547	22.6	15.7	36,340
Debt certificates	3,278	2.0	(4.4)	3,215
Other liabilities	5,293	25.8	29.6	4,207
Regulatory capital allocated	6,305	26.7	19.6	4,977

Relevant business indicators	30-09-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	41,019	18.6	10.2	34,583
Non-performing loans	1,981	9.3	0.1	1,813
Customer deposits under management (3)	44,578	22.6	15.7	36,364
Off-balance sheet funds (4)	18,976	17.0	5.9	16,223
Risk-weighted assets	51,484	18.8	12.1	43,334
Efficiency ratio (%)	47.2			48.2
NPL ratio (%)	4.1			4.5
NPL coverage ratio (%)	100			99
Cost of risk (%)	1.43			1.65

(1) At constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds, customer portfolios in Colombia and Peru and pension funds.

40

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income					Net attributable profit (loss)
Country	Jan.-Sep.22	Δ %	Δ % (1)	Jan.-Sep. 21	(2)	Jan.-Sep.22	Δ %	Δ % (1)	Jan.-Sep. 21	(2)
Argentina	321	81.6	n.s.	177		156	n.s.	n.s.	39
Colombia	503	20.4	17.7	417		207	32.9	29.9	156
Peru	680	34.9	19.3	504		168	122.3	96.5	76
Other countries (3)	171	60.7	55.1	106		83	44.4	40.3	57
Total	1,674	39.0	39.5	1,204		614	87.4	98.3	327

(1) Figures at constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

(3) Bolivia, Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	30-09-22	31-12-21	30-09-22	31-12-21	30-09-22	31-12-21
Performing loans and advances to customers under management (1) (2)	4,101	2,705	14,662	12,588	17,972	18,101
Non-performing loans and guarantees given (1)	65	66	679	711	1,135	1,124
Customer deposits under management (1) (3)	7,411	4,937	14,522	13,078	18,198	16,231
Off-balance sheet funds (1) (4)	2,337	1,393	2,287	2,425	1,516	1,901
Risk-weighted assets	7,574	6,775	17,134	14,262	21,316	18,016
Efficiency ratio (%)	65.4	69.0	36.6	37.0	36.9	38.2
NPL ratio (%)	1.5	2.3	4.2	5.0	4.9	4.9
NPL coverage ratio (%)	165	146	107	103	89	89
Cost of risk (%)	2.53	2.20	1.50	1.85	1.20	1.59

(1)  Figures at constant exchange rates.

(2)  Excluding repos.

(3)  Excluding repos and including specific marketable debt securities.

(4)  Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during the first nine months of 2022 were:

●

Lending activity (performing loans under management) increased +10.2% in the first nine months of 2022, with growth in all segments, particularly in the corporates (+7.5%) consumer (+17.6%) and credit cards (+36.5%) portfolios.

●

Customer funds under management increased (+12.6%) compared to the closing balances at the end of 2021, with growth focused on time deposits (+58.3%) in an environment of rising reference rates in broadly the entire region and, to a lesser extent, on off-balance sheet funds (+5.9%) and demand deposits (+2.0%)

The most relevant aspects of the evolution of the area’s activity in the quarter were:

●

Lending activity (performing loans under management) was higher than in the previous quarter (+3.4%) with growth in all segments except the public sector, in particular, the corporate (+3.6%), consumer (+3.7%) and credit cards (+9.3%) portfolios.

●

With regard to asset quality, the NPL ratio stood at 4.1%, with a decrease of 4 basis points in the quarter, supported by the aforementioned growth in activity, mainly due to the reduction originating in Colombia, as a result of both increased activity and the proactive management of recoveries and write-offs. For its part, the NPL coverage rate reached 100%.

●	Total customer funds increased in the quarter, boosted by growth in time deposits (+16.9%) and off-balance sheet funds (+5.1%). For its part, demand deposits remained stable in the quarter (-0.1%).

South America generated a net attributable profit of €614m in the first nine months of 2022, which represents a year-on-year variation of +98.3%, mainly due to the improved performance of recurring income (+50.0%) and NTI, which together with lower loan-loss requirements, more than offset the growth of expenses in a highly inflationary environment throughout the region. At the end of September 2022, the cumulative impact of the hyperinflation in Argentina in the “Other operating income and expenses” line was €-669m, notably above the €-271m accumulated at the end of September 2021 under this caption.

In the third quarter of 2022, and excluding the effect of exchange rate fluctuations, South America generated a net attributable profit of €217m, 11.4% below the previous quarter, which is mainly explained by a more negative adjustment for inflation in Argentina.

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More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

In a less favorable global economic backdrop, the difficulty in correcting current macroeconomic distortions, further exacerbated by the uncertainty of meeting the objectives established in the loan agreement reached in March 2022 with the International Monetary Fund, volatility in the financial markets has increased significantly in recent months, particularly in the foreign exchange and the local currency government debt markets. High uncertainty regarding future policy developments exists. However, BBVA Research believes that inflation, which was 83.0% in September, will rise further. It also forecasts GDP growth by 4.0% in 2022 (above the previous forecast of 2.5%, largely due to the relatively positive GDP figure for the second quarter, which was stronger than expected) and slightly shrinking in 2023.

Banking system’s balances continue to be driven by high inflation. At the end of August 2022, total lending accelerated after growing

67.6% compared to the same month of 2021, supported by both consumer and corporate portfolios, reaching a year-on-year growth of 73.8% and 65.4%, respectively. Meanwhile, deposits moderated their growth compared to previous months, growing in August 2022, 42.6% year-on-year. Finally, the NPL ratio continued to fall to 3.1% in July 2022 (210 basis points less than the same month of 2021).

Activity and results

●

Lending activity increased by 51.6% compared to the close of December 2021, well below inflation, with growth in both the business portfolio (+62.6%) and the retail portfolio (+44.6%), highlighting in the latter credit cards (+43.6%) and, to a lesser extent, consumer loans (+49.8%). In the quarter, the NPL ratio stood at 1.5% with an increase in non-performing loans compared to the previous quarter due to higher entries in the retail and the wholesale portfolio, affected by a significant customer, although the rate is below the end of 2021. For its part, the NPL coverage ratio decreased to 165% due to the aforementioned increase in non-performing loans in the quarter.

●	Balance sheet funds grew by 50.1% in the first nine months of 2022, mainly driven by the evolution of time deposits, and off-balance sheet funds (mutual funds) grew by 67.8% in the same period.

●

The cumulative net attributable profit at the end of September 2022 stood at €156m, well above the figure achieved in the first nine months of 2021, mainly driven by the boost in the securities portfolio and, to a lesser extent, the impact of interest rate hikes, both impacting net interest income. The year-on-year performance of commissions was also positive, highlighting payment channels, as well as the evolution of NTI. The aforementioned was offset by a more negative inflation adjustment and higher expenses. In the third quarter of 2022, the growth in NTI, provided the higher volume of securities and futures trading operations, together with a less negative adjustment for inflation and the control of operating expenses, contributed to offsetting the lower recurring revenue performance.

Colombia

Macro and industry trends

Economic activity in general and domestic demand, in particular, have been more dynamic than expected in recent months. Thus, growth in 2022 could be 7.6%, significantly higher than the previous forecast of 6.8% by BBVA Research. In addition, high inflation has contributed to the Bank of the Republic raising interest rates in October to 10.0% from 1.75% in August 2021. Against this backdrop, BBVA Research forecasts that, with additional interest rate hikes on the horizon, inflation will remain relatively high in 2022 (9.9%, on average) and ease somewhat in 2023 (9.1%, on average), and growth will slow down significantly at around 0.7% in 2023 (seven-tenths of a percentage point lower than the previous forecast).

In June 2022 total credit growth in the banking system stood at 14.9% year-on-year, mainly driven by loans to households. Corporate credit growth accelerated to 12.3% year-on-year in the same month. In addition, total deposits at the end of June 2022 increased at 13.6% year-on-year, characterized by term deposits’ recovery and certain restraint in demand deposits. The system’s NPL ratio fell to 3.71% in June 2022, down 94 basis points from the same month in 2021.

Activity and results

●

Lending activity continued to accelerate its growth rate compared to the end of 2021 by 16.5%, with a more dynamic performance in the wholesale portfolio (+24.7%), due to the behavior of the business portfolio. In terms of asset quality, the NPL ratio stood at 4.2% at the end of the first nine months of 2022, which represents a reduction of 16 basis points in the quarter due to an increase in the loan portfolio together with a slight decrease in non-performing loans. For its part, the NPL coverage ratio increased in the quarter to 107%.

●

Customer deposits under management increased by 11.0% during the first nine months of 2022, as a result of the growth in time deposits (+37.2%) -resulting from the successive rate hikes implemented by the central bank- which offset the drop of demand deposits (-1.5%) and off-balance sheet funds (-5.7%). Between July and September, customer deposits fell by 2.1%, with growth in time deposits, which could’t offset the reduction in demand deposits. For its part, off-balance sheet funds increased by 2.1% over the same time horizon.

●

The net attributable profit in the first nine months of 2022 stood at €207m, or 29.9% above that achieved in the same period of the previous year, due to the boost in recurring revenue and the NTI, as well as lower provisions for impairment on financial assets. The foregoing offset the increase in operating expenses and income tax as a result of the increase in the tax rate from 34% to 38%. In the third quarter of 2022, the increases in reference rates made by the central bank (250 basis points between July and September) had a negative impact on the net interest income -due to the remuneration of liabilities-. For its part, commissions showed a slight increase in the quarter (+3.5%) and NTI evolved positively (+8.9%)

42

supported by the valuation of the derivatives portfolio and treasury gains. Lastly, there was an increase in provisions for impairment of financial assets (+7.0%) and in operating expenses (+9.4%).

Peru

Macro and industry trends

Activity indicators have been more positive than expected in the first months of the year, in part due to the process of economic reopening after pandemic-related mobility restrictions, the high level of private savings and tax stimulus measures. High inflation, tightening of monetary conditions and the global slowdown in economic growth will negatively impact future growth. Therefore, BBVA Research expects for 2022 a growth of around 2.3% — unchanged from the previous forecast — while it expects a growth rate of 2.5% in 2023, three-tenths of a percentage point lower than expected three months ago. Inflation is expected to remain high in 2022 (around 7.7%, on average), but should ease somewhat in 2023 (around 5.3%, on average), due in part to the tightening of local monetary conditions.

Total credit growth in the banking system moderated to 5.3% year-on-year in July 2022. The sharp slowdown in corporate lending continues, with a flat balance (+0.3% year-on-year) in this segment. It keeps offsetting the strong momentum in consumer loans, which grew by 25.0% year-on-year in July. The mortgage portfolio has maintained a stable growth rate compared to previous months, reaching a year-on-year increase of 8.5% in July. The system’s total deposits decreased moderately (-1.1% year-on-year in July), with a greater contraction in demand deposits (-6.2% year-on-year), which contrasts with the strong rise in time deposits (+13.6% year-on-year,) growing the latter again after two years of falling balances. For its part, the system’s NPL ratio fell slightly and reached 3.07% in August 2022 (3 basis points below the same month in 2021).

Activity and results

●

Lending activity remained flat between January and September 2022 (-0.7%), with a very dynamic performance of consumer loans (+23.2%) and credit cards (+31.6%), which failed to offset the deleveraging of loans to corporates (-4.9%) in an environment of high competition, which failed to offset the amortizations of the program Reactiva Peru. In the quarter, the NPL ratio fell slightly to 4.9%, with a slight decrease in non-performing loans at constant exchange rate due to credit write-offs management. For its part, the NPL coverage ratio stood at 89%, in line with the previous quarter.

●

Customers funds under management increased by 8.7% in the first nine months of 2022, due to the strong boost in time deposits (+89.1%), supported by the rise in reference rates by the central bank, which offset lower balances in demand deposits (-2.9%) and in off-balance sheet funds (-20.2%).

●

BBVA Peru’s net attributable profit stood at €168m at the end of September 2022, 96.5% higher than the figure achieved at the end of the same month of the previous year. During the first nine months of 2022, recurring income grew by 20.0%, thanks to the favorable evolution of the net interest income, which benefited from the increase in the customer spread, the income from marketable debt securities and those derived from excess liquidity, and commissions. The aforementioned, together with the lower provisions for impairment on financial assets (-34.8%), offset the increase in operating expenses (+15.0%). In the third quarter, BBVA Peru continues to show an outstanding evolution in net interest income (+9.4%), due to the higher yield of surplus liquidity, supported by the higher reference rates and a positive evolution of the activity, which are offset by higher credit impairment requirements and higher operating expenses. As a result thereof, the result generated between July and September is 25.8% lower than the one of the previous quarter.

43

Rest of Business

Highlights

●	Growth in lending activity and in customer funds in the first nine months of 2022

●	Strong net interest income, which grows at double-digit

●	Increase in operating expenses

●	The cost of risk remains at low levels

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.
OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -21.7%.	(1) At current exchange rates: -20.2%.

44

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22	Δ %	Δ % (1)	Jan.-Sep.21 (2)
Net interest income	244	15.6	10.7	211
Net fees and commissions	186	0.8	(5.3)	184
Net trading income	151	(23.1)	(28.0)	196
Other operating income and expenses	5	(64.1)	(67.7)	14
Gross income	585	(3.3)	(8.7)	605
Operating expenses	(367)	12.3	5.8	(327)
Personnel expenses	(189)	14.3	7.2	(165)
Other administrative expenses	(161)	10.1	4.0	(146)
Depreciation	(17)	11.5	7.2	(16)
Operating income	217	(21.7)	(25.9)	278
Impairment on financial assets not measured at fair value through profit or loss	(4)	n.s.	n.s.	20
Provisions or reversal of provisions and other results	15	n.s.	n.s.	(4)
Profit (loss) before tax	229	(22.0)	(26.4)	294
Income tax	(46)	(28.2)	(32.2)	(65)
Profit (loss) for the period	183	(20.2)	(24.8)	229
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	183	(20.2)	(24.8)	229
(1) At constant exchange rates. (2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	4,918	23.9	7.3	3,970
Financial assets designated at fair value	3,967	(30.2)	(39.2)	5,682
Of which: Loans and advances	2,631	(43.9)	(51.7)	4,691
Financial assets at amortized cost	38,112	25.7	21.1	30,315
Of which: Loans and advances to customers	35,319	31.0	26.0	26,965
Inter-area positions	—	—	—	—
Tangible assets	80	14.9	12.4	70
Other assets	455	56.2	47.1	291
Total assets/liabilities and equity	47,532	17.9	10.7	40,328
Financial liabilities held for trading and designated at fair value through profit or loss	3,274	(35.3)	(44.2)	5,060
Deposits from central banks and credit institutions	1,891	10.6	1.4	1,709
Deposits from customers	8,751	39.7	31.4	6,266
Debt certificates	1,459	25.1	19.5	1,166
Inter-area positions	26,776	21.2	16.0	22,085
Other liabilities	1,081	43.2	35.2	755
Regulatory capital allocated	4,300	30.8	24.8	3,287

Relevant business indicators	30-09-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	35,426	31.2	26.2	27,000
Non-performing loans	191	(26.6)	(26.6)	261
Customer deposits under management (2)	8,751	39.7	31.4	6,266
Off-balance sheet funds (3)	524	(12.3)	(12.3)	597
Risk-weighted assets	35,559	21.4	16.0	29,280
Efficiency ratio (%)	62.8			58.4
NPL ratio (%)	0.4			0.7
NPL coverage ratio (%)	158			116
Cost of risk (%)	0.02			(0.11)

(1) At constant exchange rates.

(2) Excluding repos.

(3) Includes pension funds.

45

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the activity of Rest of Business of BBVA Group between January and September 2022 were:

●

Lending activity (performing loans under management) registered an increase (+26.2%), with a favorable performance, mainly from the New York branch and, to a lesser extent, from the branches in Europe and Asia.

●

Customer funds under management increased by 27.8% during the first nine months of the year 2022, with growth in time deposits, mainly from the New York branch and Europe, which more than offset the decline in demand deposits and off-balance sheet funds.

The most relevant of the evolution of the area’s activity in the third quarter of 2022 has been:

●	Lending activity increased by 8.2% between July and September 2022, due to the growth in the business segment that offset the deleveraging in the retail segment.

●

Regarding credit risk indicators, the NPL ratio stood at 0.4%, 17 basis points below the previous quarter, mainly due to the recovery of a wholesale client. The NPL coverage ratio increased notably to stand at 158%.

●	Total customer funds grew in the quarter (+9.0%) supported by the increase in time deposits (+24.6%), originating mainly from the branches in Europe.

Results

Regarding the year-on-year evolution of the area’s income statement at the end of September 2022:

●	The net interest income increased +10.7% compared to the same period of the previous year, with a positive performance in Europe and the New York branch and, to a lesser extent, in BBVA Securities.

●

Net fees and commissions decreased by 5.3% compared to the end of September 2021, due to the lower fees and commissions recorded by BBVA Securities, despite the good performances of the branches in New York and Europe.

●	The NTI line recorded a year-on-year variation of -28.0% mainly due to the lower results of the business in the United States.

●	Decrease in the contribution of the other operating income and expenses line, as a result of the evolution of BBVA Securities.

●	Increase in operating expenses of 5.8% due to higher personnel expenses in Europe, partially offset by the lower expenses recorded by BBVA Securities.

●	The impairment on financial assets line closed September 2022 with a slight provision compared to the release of the previous year, originated in the New York branch.

●	Favorable performance of the provisions or reversal of provisions line and other results focused on lower provisions in New York.

●	As a result, the area’s cumulative net attributable profit between January and September 2022 was €183m (-24.8% year-on-year).

In the third quarter of 2022 and excluding the effect of the variation in exchange rates, the Group’s Rest of Businesses as a whole generated a net attributable profit of €52m, which represents an increase of 15.5% compared to the previous quarter, mainly due to the favorable evolution of net interest income and NTI together with a lower level of provisions.

46

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22	Δ %	Jan.-Sep.21 (1)
Net interest income	(97)	(24.1)	(128)
Net fees and commissions	(25)	(13.7)	(29)
Net trading income	(80)	n.s.	268
Other operating income and expenses	59	(38.1)	95
Gross income	(144)	n.s.	206
Operating expenses	(593)	(1.7)	(604)
Personnel expenses	(419)	2.3	(409)
Other administrative expenses	(25)	(49.9)	(50)
Depreciation	(149)	3.7	(144)
Operating income	(737)	85.2	(398)
Impairment on financial assets not measured at fair value through profit or loss	(1)	(38.4)	(2)
Provisions or reversal of provisions and other results	(3)	(78.5)	(13)
Profit (loss) before tax	(741)	79.4	(413)
Income tax	168	n.s.	27
Profit (loss) for the period	(574)	48.6	(386)
Non-controlling interests	7	n.s.	(15)
Net attributable profit (loss) excluding non-recurring impacts	(566)	41.0	(401)
Profit (loss) after tax from discontinued operations (2)	—	—	280
Net cost related to the restructuring process	—	—	(696)
Net attributable profit (loss)	(566)	(30.7)	(817)

(1) Restated balances. For more information, please refer to the “Business Areas” section.

(2) Including the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Balance sheets	30-09-22	Δ %	31-12-21
Cash, cash balances at central banks and other demand deposits	876	(90.9)	9,609
Financial assets designated at fair value	2,591	23.4	2,099
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	2,160	(0.7)	2,175
Of which: Loans and advances to customers	161	(84.0)	1,006
Inter-area positions	—	—	—
Tangible assets	1,888	(3.8)	1,964
Other assets	13,992	(6.6)	14,988
Total assets/liabilities and equity	21,508	(30.2)	30,835
Financial liabilities held for trading and designated at fair value through profit or loss	252	200.0	84
Deposits from central banks and credit institutions	838	1.6	825
Deposits from customers	185	5.7	175
Debt certificates	(792)	n.s.	1,556
Inter-area positions	7,351	(5.3)	7,758
Other liabilities	4,546	(34.4)	6,932
Regulatory capital allocated	(40,769)	15.6	(35,257)
Total equity	49,897	2.3	48,760

47

Results

The Corporate Center recorded a net attributable loss of €-566m in the first nine months of 2022. This result compares positively to €-817m recorded in the same period of the previous year, although it should be taken into account that this figure included the net costs associated with the restructuring process in Spain carried out by the Group in 2021, in addition to the results generated by the Group’s businesses in the United States until their sale to PNC on June 1, 2021.

In addition to the aforementioned, the most relevant aspects of the year-on-year evolution of this aggregate are summarized below:

●

Between January and September 2022, the NTI registered a negative result of €80m, which contrasts with the gains of €268m in the same period of the previous year, mainly due to the lower contribution of the portfolio of industrial and financial holdings.

●	Operating expenses remained under control (-1.7%), mainly due to lower IT- related costs.

In the quarterly evolution of this aggregate, the evolution of the NTI stands out, which generated a positive result of €41m between July and September.

48

Other information: Corporate & Investment Banking

Highlights

•	Strong performance in lending activity continues. Dynamism of customer funds in the quarter

•	Double-digit gross income growth

•	Improved efficiency ratio

•	Increase in provisions for impairment on financial assets

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)
(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +37.2%.	(1) At current exchange rates: +42.7%.

49

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.22 (1)	Δ %	Δ % (2)	Jan.-Sep.21(3)
Net interest income	1,471	27.3	32.7	1,156
Net fees and commissions	679	16.5	20.5	583
Net trading income	947	49.0	55.5	636
Other operating income and expenses	(30)	5.5	1.6	(28)
Gross income	3,067	30.7	36.2	2,346
Operating expenses	(823)	15.8	14.7	(711)
Personnel expenses	(376)	16.0	14.3	(324)
Other administrative expenses	(368)	20.4	20.0	(305)
Depreciation	(79)	(2.3)	(3.7)	(81)
Operating income	2,244	37.2	46.3	1,635
Impairment on financial assets not measured at fair value through profit or loss	(65)	n.s.	n.s.	(13)
Provisions or reversal of provisions and other results	9	n.s.	n.s.	—
Profit (loss) before tax	2,188	34.9	43.6	1,622
Income tax	(621)	36.8	44.1	(454)
Profit (loss) for the period	1,567	34.1	43.4	1,168
Non-controlling interests	(214)	(2.9)	31.4	(220)
Net attributable profit (loss)	1,353	42.7	45.5	948

(1) For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of September 30, 2022 is used.

(2) At constant exchange rates.

(3) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	7,134	39.2	23.7	5,125
Financial assets designated at fair value	124,528	(5.5)	(7.7)	131,711
Of which: Loans and advances	38,851	(29.7)	(30.5)	55,232
Financial assets at amortized cost	91,927	27.0	22.9	72,363
Of which: Loans and advances to customers	78,837	27.1	22.7	62,042
Inter-area positions	—	—	—	—
Tangible assets	52	21.5	15.0	43
Other assets	1,916	n.s.	n.s.	110
Total assets/liabilities and equity	225,557	7.7	4.7	209,352
Financial liabilities held for trading and designated at fair value through profit or loss	104,536	9.7	7.1	95,283
Deposits from central banks and credit institutions	22,493	74.6	70.9	12,884
Deposits from customers	45,078	17.5	12.0	38,360
Debt certificates	5,358	(6.7)	(13.9)	5,746
Inter-area positions	31,821	(28.0)	(29.2)	44,196
Other liabilities	4,588	58.2	59.5	2,901
Regulatory capital allocated	11,682	17.0	11.8	9,983

Relevant business indicators	30-09-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	78,936	28.2	23.6	61,588
Non-performing loans	780	(45.0)	(40.3)	1,417
Customer deposits under management (2)	44,417	18.6	12.9	37,445
Off-balance sheet funds (3)	1,792	36.4	42.6	1,314
Efficiency ratio (%)	26.8			30.9

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

50

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the punctual exchange rate as of September 30, 2022 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the first nine months of 2022 were:

●

Lending activity (performing loans under management) continued to grow at double digit rates and accumulates a growth of 23.6% in the first nine months of 2022, with a positive performance in all geographical areas, except for Peru. By products, both Investment Banking & Finance and Global Transactional Banking have shown very positive dynamics, although the latter showed a certain slowdown in the quarter.

●

Customer funds increased during the first nine months of the year (+13.8%). Thanks to the active management of the area, deposits from the Group’s wholesale customers continue to be a relevant lever for the BBVA’s liquidity management. By geographical areas, the positive evolution in South America and Rest of Business stands out.

The most relevant developments in the area’s activity in the third quarter of 2022 were:

●

Lending activity (performing loans under management) increased in the quarter (+6.8%) especially due to the performance of New York, Spain and the branches in Europe, with outstanding operations with corporate clients and a good evolution of factoring.

●	Customer funds increased by 9.7% between July and September, with growth in time deposits (+30.4%) offsetting the flat behavior of demand deposits (-0.1%).

Results

CIB generated a net attributable profit of €1,353m in the first nine months of 2022. These results, which do not include the application of hyperinflation accounting, represent an increase of 45.5% on a year-on-year basis, due to the growth in recurring income and NTI, which comfortably offset the higher expenses and provisions for impairment on financial assets. It should also be noted that all business lines of the CIB area recorded growth compared to the first nine months of 2021, both in revenues and net attributable profit.

The contribution by business areas, excluding the Corporate Center, to CIB’s accumulated net attributable profit at the end of September 2022 was as follows: 28% Spain, 27% Mexico, 21% Turkey, 15% South America and 9% Rest of Business.

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

●

At the end of the first nine months of the year, net interest income was 32.7% above the same period last year, with growth in the main geographical areas thanks to the aforementioned good performance of lending activity and the performance of the Global Markets and Global Transactional Banking units.

●	Net fees and commissions recorded an increase of +20.5%, mainly due to the performance of transactional banking.

●	NTI showed a good evolution (+55.5%), mainly due to the performance of the Global Markets unit, driven by the income from business activity and intraday trading in foreign exchange positions.

●

Operating expenses increased by 14.7% in the first nine months of 2022, in a year-on-year comparison affected by the cost containment plans implemented by CIB in 2021, in addition to the high inflationary environment, although the area continues to focus its efforts on discretionary expenses. Despite the aforementioned, the efficiency ratio stood at 26.8%, which is a significant improvement over the same period last year (-504 basis points).

●	Increase in provisions for impairment on financial assets mainly due to customers sensitive to changes in the exchange rate.

●	Finally, the provision and other results line recorded a positive result of €9m due to the release of provisions for risks and contingent commitments made in the New York branch.

In the third quarter of 2022 and excluding the effect of the variation in exchange rates, the Group’s wholesale businesses generated a net attributable profit of €450m (-1.8% compared to the previous quarter). This performance is mainly explained by the higher provisions for impairment of financial assets, which offset the good performance of revenues in the area, especially the double-digit growth in net interest income.

51

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The first guideline mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group’s APMs:

●	Include clear and readable definitions of the APMs.

●

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

●	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuer.

●	Do not have greater preponderance than measures directly stemming from financial statements.

●	Are accompanied by comparatives for previous periods.

●	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro7 in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Condensed Interim Consolidated Financial Statements (hereinafter, “consolidated Financial Statements”) and the consolidated management income statement, shown throughout this report, for the first nine months of 2022 and 2021.

In the first nine months of 2022, the main difference between the two accounts is in the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the Consolidated Financial Statements, which record the impacts gross and its tax effect in the corresponding headings that are applicable to them.

In the first nine months of 2021, the main difference between them is the treatment of the cost related to the restructuring process carried out by the Group in 2021 which, for management purposes, are included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings.

In addition, there is a difference in the positioning of the results generated in 2021 by BBVA USA and the rest of the companies until their sale to PNC on June 1, 2021. In the Consolidated financial statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit (loss) for the period” and for the profit (loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the “Profit (loss) for the period”, as they are included in a line below it, as can be seen in the following table.

7	With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

52

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS		MANAGEMENT INCOME STATEMENT

	Jan.-Sep.22		Jan.-Sep.22

NET INTEREST INCOME	13,811	—	13,811	Net interest income

Dividend income	79			(*)

Share of profit or loss of entities accounted for using the equity method	15			(*)

Fee and commission income	6,152		6,152	Fees and commissions income

Fee and commission expense	(2,122)		(2,122)	Fees and commissions expenses

	4,030	—	4,030	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	50

Gains (losses) on financial assets and liabilities held for trading, net	141

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(27)

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	360

Gains (losses) from hedge accounting, net	(36)

Exchange differences, net	1,180

	1,669	—	1,669	Net trading income

Other operating income	407

Other operating expense	(2,592)

Income from insurance and reinsurance contracts	2,311

Expense from insurance and reinsurance contracts	(1,365)

	(1,145)	—	(1,145)	Other operating income and expenses

GROSS INCOME	18,366	—	18,366	Gross income

Administration costs	(6,881)		(7,872)	Operating expenses (**)

Personnel expense	(4,062)	—	(4,062)	Personnel expenses

Other administrative expense	(2,819)	—	(2,819)	Other administrative expenses

Depreciation and amortization	(990)	—	(990)	Depreciation

	10,494	—	10,494	Operating income

Provisions or reversal of provisions	(241)	—	(241)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,380)	—	(2,380)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	7,873	—	7,873

Impairment or reversal of impairment of investments in joint ventures and associates	13

Impairment or reversal of impairment on non-financial assets	(7)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(12)

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(92)

	(97)	134	37	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,775	134	7,909	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(2,673)	67	(2,605)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,103	201	5,304	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	—	—

PROFIT (LOSS) FOR THE PERIOD	5,103	201	5,304	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(260)	—	(260)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,842	201	5,044	Net attributable profit (loss) excluding non-recurring impacts

		(201)	(201)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,842	—	4,842	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

53

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS		MANAGEMENT INCOME STATEMENT

	Jan.-Sep.21		Jan.-Sep.21

NET INTEREST INCOME	10,708	—	10,708	Net interest income

Dividend income	129			(*)

Share of profit or loss of entities accounted for using the equity method	(2)			(*)

Fee and commission income	5,088		5,088	Fees and commissions income

Fee and commission expense	(1,571)		(1,571)	Fees and commissions expenses

	3,518	—	3,518	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	127

Gains (losses) on financial assets and liabilities held for trading, net	609

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	374

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	155

Gains (losses) from hedge accounting, net	(91)

Exchange differences, net	297

	1,472	—	1,472	Net trading income

Other operating income	482

Other operating expense	(1,381)

Income from insurance and reinsurance contracts	1,948

Expense from insurance and reinsurance contracts	(1,285)

	(108)	—	(108)	Other operating income and expenses

GROSS INCOME	15,589	—	15,589	Gross income

Administration costs	(6,047)		(6,976)	Operating expenses (**)

Personnel expense	(3,647)	—	(3,647)	Personnel expenses

Other administrative expense	(2,400)	—	(2,400)	Other administrative expenses

Depreciation and amortization	(929)	—	(929)	Depreciation

	8,613	—	8,613	Operating income

Provisions or reversal of provisions	(978)	754	(224)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,202)	—	(2,202)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	5,433	754	6,187

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	(196)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	13

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(62)

	(245)	240	(5)	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	5,188	994	6,182	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,422)	(298)	(1,720)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,766	696	4,462	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	280	(280)

PROFIT (LOSS) FOR THE PERIOD	4,046	416	4,462	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(735)	—	(735)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	3,311	416	3,727	Net attributable profit (loss) excluding non-recurring impacts

		(416)	(416)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	3,311	—	3,311	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

54

Profit (loss) for the period

Explanation of the formula: the profit (loss) for the period is the profit (loss) for the period from the Group’s consolidated income statement, which comprises the profit (loss) after tax from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit (loss) for the period
			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
(Millions of euros)	+	Annualized profit (loss) after tax from continued operations	6,890	5,338	5,270
(Millions of euros)	+	Profit (loss) after tax from discontinued operations (1)	—	280	280

	=	Profit (loss) for the period	6,890	5,618	5,550

(1)	The periods of 2021 include the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted profit (loss) for the period (excluding non-recurring impacts)

Explanation of the formula: the adjusted profit (loss) for the period is the profit (loss) from continued operations for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period
			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
(Millions of euros)	+	Annualized profit (loss) after tax from continued operations	6,890	5,338	5,270
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	(696)
(Millions of euros)	-	Net impact from the purchase from offices in Spain	(201)	—	—

	=	Adjusted profit (loss) for the period	7,091	6,034	5,966

Net attributable profit (loss)

Explanation of the formula: the net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit (loss)
			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
(Millions of euros)	+	Annualized net attributable profit (loss) from continued operations	6,542	4,373	4,288
(Millions of euros)	+	Net attributable profit (loss) from discontinued operations (1)	—	280	280

	=	Net attributable profit (loss)	6,542	4,653	4,567

(1)	The periods of 2021 include the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

55

Adjusted net attributable profit (loss) (excluding non-recurring impacts)

Explanation of the formula: the adjusted net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)
			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
(Millions of euros)	+	Annualized net attributable profit (loss) from continued operations	6,542	4,373	4,288
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	(696)
(Millions of euros)	-	Net impact arised from the purchase of offices in Spain	(201)	—	—

	=	Adjusted net attributable profit (loss)	6,743	5,069	4,983

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE
			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	-	Annualized net attributable profit (loss)	6,542	4,653	4,567
Denominator	+	Average shareholder’s funds	60,575	60,030	60,021
(Millions of euros)	+	Average accumulated other comprehensive income	(15,570)	(15,396)	(15,064)

	=	ROE	14.5%	10.4%	10.2%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. The denominator items “Average shareholders’ funds” and “Average accumulated other comprehensive income” are the same and they are calculated in the same way as that explained for ROE.

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

56

Adjusted ROE

			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	6,743	5,069	4,983
Denominator	+	Average shareholder’s funds	60,575	60,030	60,021
(Millions of euros)	+	Average accumulated other comprehensive income	(15,570)	(15,396)	(15,064)
	=	Adjusted ROE	15.0%	11.4%	11.1%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

                                                                       Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	6,542	4,653	4,567
	+	Average shareholder’s funds	60,575	60,030	60,021
Denominator	+	Average accumulated other comprehensive income	(15,570)	(15,396)	(15,064)
(Millions of euros)	-	Average intangible assets	2,097	2,265	2,286
	-	Average intangible assets from BBVA USA	—	897	1,199
	=	ROTE	15.2%	11.2%	11.0%

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

                                                              Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator [adjusted net attributable profit (loss)] and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and calculated in the same way as explained for adjusted ROE.

Average intangible assets are the intangible assets on the balance sheet, excluding for the periods of 2021 the assets from BBVA USA and the rest of the companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1 of that same year. The average balance is calculated in the same way as explained for shareholders’ funds in the adjusted ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

57

Adjusted ROTE

			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	6,743	5,069	4,983
	+	Average shareholder’s funds	60,575	60,030	60,021
Denominator (Millions of euros)	+	Average accumulated other comprehensive income	(15,570)	(15,396)	(15,064)
	-	Average intangible assets	2,097	2,265	2,286
	=	Adjusted ROTE	15.7%	12.0%	11.7%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

      Profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the profit (loss) for the period, previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	Annualized profit (loss) for the period	6,890	5,618	5,550
Denominator (Millions of euros)	Average total assets	690,782	678,563	686,458
=	ROA	1.00%	0.83%	0.81%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

      Adjusted profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheets, excluding for the periods of 2021 the assets from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year. The average balance is calculated in the same way as explained for average equity in the adjusted ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	Annualized adjusted profit (loss) for the period	7,091	6,034	5,966
Denominator (Millions of euros)	Average total assets	690,782	640,142	635,089
=	Adjusted ROA	1.03%	0.94%	0.94%

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RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

        Profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator [profit (loss) for the period] is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	Annualized profit (loss) for the period	6,890	5,618	5,550
Denominator (Millions of euros)	Average RWA	324,957	324,819	332,672
=	RORWA	2.12%	1.73%	1.67%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

      Adjusted profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator [adjusted profit (loss) for the period] is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding for the periods of 2021 those from BBVA USA and the rest of the companies in the United States sold to PNC on June 1 of that same year.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	Annualized adjusted profit (loss) for the period	7,091	6,034	5,966
Denominator (Millions of euros)	Average RWA	324,957	300,276	299,858
=	Adjusted RORWA	2.18%	2.01%	1.99%

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Earning per share

The earning per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earnings (losses) per share

			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
(Millions of euros)	+	Net attributable profit (loss)	4,842	4,653	3,311
(Millions of euros)	+	Remuneration related to the Additional Tier 1 securities (CoCos)	238	359	279
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	4,604	4,293	3,032
	+	Average number of shares issued	6,558	6,668	6,668
Denominator (millions)	-	Average treasury shares of the period	11	12	11
	-	Share buyback program (average) (1)	303	255	—
	=	Earning (loss) per share (euros)	0.74	0.67	0.46

(1) The period January-December 2021 includes 112 million shares acquired from the start of the share buyback program to December 31, 2021 and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that period.

Additionally, for management purposes, earnings per share are presented excluding, for the periods of 2021: (I) the profit after tax from discontinued operations, that is, the results generated by BBVA USA and the rest of the companies in the United States until their sale to PNC on June 1, 2021; and (II) the net cost related to the restructuring process recorded in the second quarter of fiscal year 2021; and for the January - September 2022 period, the impact on results of the purchase of offices in Spain.

Adjusted earnings (losses) per share

			Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	4,604	4,293	3,032
(Millions of euros)	-	Discontinued operations	—	280	280
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	(696)
(Millions of euros)	-	Net impact arised from the purchase of offices in Spain	(201)	—	—
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	4,805	4,709	3,448
Denominator	+	Number of shares issued (1)	6,030	6,668	6,668
(millions)	-	Average treasury shares of the period	11	12	11
	=	Adjusted earning (loss) per share (euros)	0.80	0.71	0.52

(1) In the period January-September 2022, the number of shares issued takes into account the redemption of 357 million shares, corresponding to the second tranche of the share buyback program.

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

     Operating expenses

Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio

		Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	Operating expenses	7,872	9,530	6,976
Denominator (Millions of euros)	Gross income	18,366	21,066	15,589
=	Efficiency ratio	42.9%	45.2%	44.7%

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Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

  ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		30-09-22	31-12-21	30-09-21
Numerator (Euros)	∑ Dividends	0.31	0.14	0.06
Denominator (Euros)	Closing price	4.62	5.25	5.72
	= Dividend yield	6.7%	2.6%	1.0%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares). In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			30-09-22	31-12-21	30-09-21
	+	Shareholders’ funds	62,891	60,383	60,622
Numerator (Millions of euros)	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(16,649)	(16,476)	(15,684)
	+	Number of shares issued	6,030	6,668	6,668
Denominator	-	Treasury shares	10	15	16
(Millions of shares)	-	Share buyback program (1)	—	255	—
	=	Book value per share (euros / share)	7.68	6.86	6.76

(1) As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

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Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-09-22	31-12-21	30-09-21
Numerator (Millions of euros)	+	Shareholders’ funds	62,891	60,383	60,622
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(16,649)	(16,476)	(15,684)
	-	Intangible assets	2,211	2,197	2,271
	+	Number of shares issued	6,030	6,668	6,668
Denominator (Millions of shares)	-	Treasury shares	10	15	16
	-	Share buyback program (1)	—	255	—
	=	Tangible book value per share (euros / share)	7.31	6.52	6.41

(1) As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

  Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 38 and the following counterparties:

•	other financial entities
•	public sector
•	non-financial institutions
•	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		30-09-22	31-12-21	30-09-21
Numerator (Millions of euros)	NPLs	15,162	15,443	14,864
Denominator (Millions of euros)	Credit Risk	428,619	376,011	371,708
=	Non-Performing Loans (NPLs) ratio	3.5%	4.1%	4.0%

8IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and,stage 3, impaired operations.

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NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

            Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		30-09-22	31-12-21	30-09-21
Numerator (Millions of euros)	Provisions	12,570	11,536	11,895
Denominator (Millions of euros)	NPLs	15,162	15,443	14,864
=	NPL coverage ratio	83%	75%	80%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

                            Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

•	other financial entities
•	public sector
•	non-financial institutions
•	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Sep.2022	Jan.-Dec.2021	Jan.-Sep.2021
Numerator (Millions of euros)	Annualized loan-loss provisions	3,041	3,026	2,969
Denominator (Millions of euros)	Average loans to customers (gross)	352,550	325,013	324,022
=	Cost of risk	0.86%	0.93%	0.92%

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 28, 2022

By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative